SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
■ Form C/A: Amendment to Offering Statement
■ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer

Luma Resources, LLC, d/b/a Luma Solar

Legal status of issuer

Form

LLC

Jurisdiction of Incorporation/Organization

Michigan

Date of organization

January 15, 2008

Physical address of issuer

2691 Leach Road
Rochester Hills, MI 48309

Website of issuer

www.LumaSolar.com

Name of intermediary through which the offering will be conducted

Cultivate Capital Group LLC

CIK number of intermediary

0001768367

SEC file number of intermediary

8-70293

CRD number, if applicable, of intermediary

300634

Name of qualified third party "Escrow Agent" which the Offering will utilize

North Capital Private Securities Corporation

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

The issuer shall pay to the intermediary at any closing of the Offering a fee of four percent (4%) of the amount raised in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

There is no such interest or arrangement.

Type of security offered

Class A Units

Target number of Securities to be offered

100

Price (or method for determining price)

$1,000.00

Target offering amount

$100,000

Oversubscriptions accepted:

■ Yes
☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis

■ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)

$1,235,000

Deadline to reach the target offering amount

August 31, 2023 unless extended by the issuer. The Company met the target offering amount prior to that date. The issuer will continue the offering until 11:59 PM Eastern on November 21, 2023, unless extended in their absolute discretion. If extended, appropriate notification will be provided.

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

6

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$860,225	$626,810
Cash & Cash Equivalents	$149,818	$50,109
Accounts Receivable	$139,109	$203,653
Short-term Debt	$6,470	$1,752
Long-term Debt	$249,672	$249,672
Revenues/Sales	$1,046,855	$697,455
Cost of Goods Sold	$690,051	$529,435
Taxes Paid	$327	$253
Net Income	$70,672	$12,342

The United States jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri,

Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY U.S. JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

 /s/ Robert Allen
 (Signature)

 Robert Allen
 (Name)

 Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Gary Allen
(Signature)

 Gary Allen
(Name)

Principal Executive Officer
and Manager.
(Title)

8-31-23
(Date)

 /s/Robert Allen
(Signature)

 Robert Allen
(Name)

Principal Financial Officer, Principal Accounting
 Officer and Manager.
(Title)

8-31-23
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Offering Memorandum:

Part II of Offering Document (Exhibit A to Form C/A)

Luma Resources, LLC, d/b/a Luma Solar
2691 Leach Road
Rochester Hills, MI 48309
www.LumaSolar.com

Up to $1,235,000.00 in Class A Units
(Also referred to as "Units" or "Class A Units") at $1,000.00 per Unit
Minimum Target Amount: $100,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Luma Resources, LLC, d/b/a Luma Solar
Address: 2691 Leach Road Rochester Hills, MI 48309
State of Organization: Michigan
Date Organized: January 15, 2008

<u>Terms:</u>

Convertible Preferred Equity

Offering Minimum: $100,000.00 | 100 Class A Units
Offering Maximum: $1,235,000.00 | 1,235 Class A Units
Type of Security Offered: Class A Units
Purchase Price of Security Offered: $1,000.00
Minimum Investment Amount (per investor): $1,000.00
Preferred Annual Dividend of a pro-rata share of 10% of the Company's
EBITDA, based on a $2 million total investment amount, until investors
have received 100% of their investment back.

<u>The Company and its Business</u>

<u>Company Overview</u>

Luma Resources, LLC, d/b/a Luma Solar ("Luma" or the "Company", or the "Issuer") is a
United States based company formed for the purpose of developing and manufacturing an
integrated solar shingle system. The LUMA Solar Shingle system produces a roof that allows
building owners to enjoy the aesthetics of a traditional roof while reaping the benefits of solar
energy without having to look at unattractive solar panels.

LUMA Solar was started in early 2008 by brothers Robert and Gary Allen. Their family
business, Allen Brothers Inc., a roofing business, was founded in 1950 by their father, and
allowed them to grow up in the roofing and sheet metal industry. They have spent the past 15
years developing a solar roofing system that is changing the way solar roofing gets done. Based
on industry and home owners' reactions to their award winning solar roofing products, they
believe that LUMA Solar will open up the solar roof market beyond just the early adopters.
LUMA provides a fully integrated, aesthetically pleasing option to owners that do not want to
compromise on their roof's appearance in order to install a solar array. The LUMA Solar
roofing system is uniform in appearance across the entire roof surface, and is equal to, or better,
in performance to top quality solar panels. The shape and size of the solar shingles allows for
more efficient use of the available roof space compared to standard solar panels. In addition,
the LUMA Solar roofing system is based on a roofing system that most roofers are familiar
with, so it can be installed by trained roofing contractors. Until now, solar panels have been
installed by only a small and select group of "solar specialists".

With LUMA's innovations, the residential PV segment is poised for even more robust growth.
The LUMA solar roofing system eliminates the need to install ugly solar panels in order to
enjoy the benefits of owning a solar system. All three of LUMA's products provide unique
solutions that are not readily available. The Kit product provides an attractive easily installed
partial solar roof that blends in well with almost any roofing product. The Sectional goes further
by allowing distinct sections of a solar roof to be uniform in appearance. LUMA's premier
Mirage solar roof delivers the ultimate in attractive appearance across all roof surfaces, along
with maximum solar production. LUMA's solar roofing systems promise to significantly
increase sales for both the solar and roofing industries, and to greatly enlarge the number of
home owners and commercial building owners willing to convert sunlight into electricity.

LUMA is now seeking up to $1,235,000 of investments to multiply production volume, and ramp up installer training. At this point in time, demand for LUMA's Solar roofing systems far exceeds the current production capacity.

Historic Operations

LUMA Solar has spent many years refining their integrated solar roofing product, and has installed over 200 solar roofs in all sorts of geographies throughout the United States. These solar roof systems were all hand fabricated in the LUMA manufacturing facility in Michigan. All of these solar roofs were installed by independent roofing contractors, or LUMA's in house installation crews. The product engineering refinement that has occurred over the years has resulted in a product that is now ready for automated machine based manufacturing methods, which will allow the Company to ramp up production to meet customer demand for the product.

The Company has not spent significant money on marketing. Early on, LUMA's marketing efforts consisted of attending trade shows and public relation efforts that resulted in press coverage of the LUMA Solar Roof product. More recently, the Company's website is its sole source of marketing. Despite the lack of advertising or recent public relations efforts, LUMA has received over 15,000 inquiries from its website in the past three years. This level of interest has caused a significant order backlog, and long product delivery timelines. Manufacturing capacity must be increased in order to meet customer demand.

Business Milestones:

2008
- Filed for international patent protection on the Luma solar shingle
- Designed and purchased tooling to produce solar shingles and splice plates
- Luma Kit product takes First Place for the "Best New Product" of 2008 at the International Roofing Expo in Las Vegas

2009
- Initial equity offering resulted in $750k investment from four investors
- Secured Michigan Clean Energy Manufacturing Grant of $500k
- Submitted solar shingle for design and component evaluation for UL listing

2010
- Secured Michigan Pre Seed Fund loan for additional $250k
- Received UL Full Certification on solar shingle
- Commenced retail sales of Luma Kit product

2011
- Luma installed approximately 50 individual systems strategically throughout the continental United States representing a good cross section of climates.
- President Obama invited Luma executives to attend the State of the Union Address and sited Luma Solar as an example of American innovation. This led to dozens of news articles and live appearances on TV

2012
- Luma engineered their Sectional roof system using the LUMA Solar Shingle along with

the LUMA Metal Solar Shingle, which are both UL approved
- Luma installs its first international system in Portland, Jamaica
- LUMA received their Notice of Allowance on its Patent # 12/190,068 from the United States Patent and Trademark Office on 04/11/2012.

2013
- Received Miami-Dade County Category 5 hurricane uplift certification.

2014:
- Luma develops all the necessary parts for its Mirage System. The Mirage created an attractive totally uniform entire roof system that is a combination of the solar shingle and the metal shingle along with all the flashing parts. Luma's product line now includes the Kit, Sectional, and Mirage. The Mirage fully realizes the potential of the Luma system by creating an architecturally pleasing fully integrated solar roofing system
- Worked with NextEnergy, one of the nation's leading accelerators of advanced energy technologies, to install a Luma Mirage Solar Roofing System on NextHome. NextHome is a "living lab" accelerating innovation within DC power applications, energy efficiency, energy storage, and connected systems

2015:
- Installed a Luma Mirage Solar Roofing System on the Teddington Farms Lodge House. Teddington Farms is an off-grid Eco Tourism Lodge located in Portland, Jamaica
- Luma installed its first Mirage System on a luxury custom home in Bloomfield Hills, Michigan
- Luma Installed its first Mirage System in Canada on a luxury custom home in British Columbia, Canada

2016:
- Luma donated a solar roofing system to Moon Ministry for the Avalon Village Homework House. The Homework House is a safe place for school children to come after school to do their homework. The Homework House is in an impoverished neighborhood of downtown Detroit, Michigan
- Luma works with Solar Winds Power Systems LLC to install a solar roof test structure at Western Michigan University's Research Park. This solar roof test structure is used by the students for education, hands on training, and research of solar energy production

2017:
- Luma redesigns its shingle and eliminates the bulky splice plate. This improvement increased Luma's space efficiency and improved overall aesthetics
- Luma installs its first Mirage System with the new integral splice plate shingle on a large custom home in Bloomfield Hills, Michigan

2018:
- Luma improves its solar shingle by changing its original 60-watt Polycrystalline solar cells to the much more efficient 80-watt Monocrystalline solar cell
- Luma submits its new 80-watt shingle through full U.L. testing

2019
- Received new UL listing for 80-watt solar shingle.
- Luma partners with the Meriden Connecticut Housing Authority to install its solar roof on a number of properties owned by the housing authority

2020:
- Luma installs its first solar roofing system on a retail building in Annville, PA
- Luma's Mirage solar roof is chosen for a personal, coastal resort property in St. Thomas U.S. Virgin Islands

2021:
- Luma improves the design of its solar shingle by switching from using a solid metal shingle as the mounting surface for the solar laminate to an aluminum extrusion frame. This improvement made the shingle stronger, lighter, and improved cooling which increased efficiency
- Luma takes the new aluminum extrusion solar shingle through full U.L. and California Energy Commission, CEC testing

2022
- Luma is hired by a prestigious prep school in Connecticut to install its Mirage solar roofing system on an eight-home faculty housing project
- Luma does it first commercial solar roofing system for ION Bank in Southington, CT

2023
- Luma is introducing its new "Half Cell" laminate that it will use in its new solar shingle. The new solar shingle will produce 100-watts in lieu of the previous 80-watts. The new "Half Cell" technology is more efficient and reduces heat buildup
- Luma takes the new "Half Cell" 100-watt solar shingle back through full U.L. and CEC testing
- New "Half Cell" 100-watt solar shingle design includes integrated individual solar panel performance monitoring, and the ability to swap out individual panels for repair/replacement

The Company has developed three product levels. The earliest product was the solar roof kit, which is aimed at smaller solar roof installations, and could be installed quickly by any roofer, or even skilled Do It Yourselfers. The kit product also has tremendous potential in large housing development projects and manufactured housing. The next level is the Sectional, which is designed to cover entire sections of a roof's surface. Finally, the Mirage covers the entire roof surface, which produces the ultimate in uniform appearance that most home owners desire. LUMA is currently focused on the Mirage product due to the overwhelming demand for it. However, LUMA is capable of easily supplying either the Kit or Sectional products once production capabilities are increased.

Competitors and Industry

USA market competitors include: Tesla Solar Roof, GAF Energy, Certainteed, and SunTegra. Tesla Solar Roof is currently the only really competitive product. All the other manufacturers listed here offer products similar to Luma's Kit product that do not produce an attractive fully integrated solar roofing surface like the Luma Mirage product.

The US photovoltaic (PV) solar market has grown at an average annual rate of just over 33% over the past ten years, and the U.S. solar market is on track to experience a record year for PV installations in 2023. This rate of growth is generally expected to accelerate due to continued price reductions and increased incentives. Despite this rapid growth, total solar energy generated now represents only about 3% of the total electricity generated in the United States.

Current Stage and Roadmap

LUMA Solar first developed the early versions of the LUMA Solar roofing system about 15 years ago. After many years of testing, and refinement, LUMA Solar now offers a first class innovative, attractive, cost-competitive, and contractor-friendly solar roofing solution. Robert and Gary Allen grew up working for their father Don Allen, who established his custom, high-end roofing and sheet metal firm in 1950. From his early beginnings, Don's focus was to "carve out his niche" by designing and installing specialized roofing projects, mostly in Southeast Michigan. Initially following their father's lead in the residential roofing business, the two sons expanded the businesses to offer complete solutions for a broader base of clients including commercial and industrial facilities along with the residential base.

Eventually Gary and Robert became equal partners and changed the company name to Allen Brothers Inc. (ABI). Over the last 37 years, ABI has built a strong reputation for unique and difficult sheet metalwork. Now Allen Brothers Inc. is known as one of Michigan's premier custom residential, commercial, and sheet metal roofing companies. ABI is financially successful, and has worked on many prestigious roofing projects, including the Cranbrook House, one of twelve historical sites featured nationally on Home and Garden Television. Other notable projects include the well-known Oakland Hills Country Club, and 12 other historical sites. One of ABI's outstanding projects is a highly customized roof made entirely out of copper installed on a beautiful home in Bloomfield, Michigan. Primarily because of the uniqueness of the roof, the home was selected by Detroit Home Magazine as Home of the Year.

The Allen brothers are proud of their many successes as roofing and sheet metal contractors. They honor and respect their reputation in the community, and among their peers. However, to be chosen at the national level to participate in the re-roofing of the Pentagon was probably one of the company's finest moments. ABI was selected to be among only a handful of roofing contractors by the National Roofing Contractors Association, (NRCA). The NRCA sponsored the volunteer effort to replace the damaged portion of the Pentagon roof in Washington D.C. after the September 11 terrorist attacks. ABI received a letter of appreciation from President Bush for their participation in this patriotic act of good will, at such an important time in American history.

The company's commitment to serving their customers with the highest quality roofs led the

Allen brothers to an unmet need in the market – attractive residential photovoltaic (PV) solar roofs that are aesthetically pleasing - an integrated solar roof system.

Using their creativity and expertise developed over decades of challenging roofing projects, the Allen brothers created a new solar roof system design that seamlessly integrates state of the art photovoltaic (PV) products into standard roofs, and can easily be installed by roofers during construction or re-roofing projects. The first LUMA Solar roofing system product enabled contractors to enter the solar market with a product that gave the property owner a beautiful roof, with the solar embedded in a manner that blends into the surrounding roof shingles. From there, they developed the Sectional product, and then the ultimate in beautiful solar roofs, the Mirage product. The Mirage product covers the entire roof with matching shingles that blend solar and metal shingles into a uniform surface.

With LUMA's innovations, the residential PV segment is poised for even more robust growth. The LUMA solar roofing system eliminates the need to install ugly solar panels in order to enjoy the benefits of owning a solar system. LUMA's solar roofing system promises to significantly increase sales for both the solar and roofing industries, and to greatly enlarge the number of home owners and commercial building owners willing to convert sunlight into electricity.

LUMA is now seeking up to a $1,235,000 investment to multiply production volume, and ramp up installer training. At this point in time, demand for the LUMA Solar roofing system far exceeds the current production capacity.

The Company benefits from the following key competitive advantages:

- The LUMA Solar roofing system produces a beautiful high end roof appearance combined with efficient solar cells. Many homeowners or business owners refuse to install traditional solar panels due to their appearance. While the LUMA Solar roofing system is a high end product, the size of the market for this type of solar roof is extremely large and growing.
- Each solar shingle can be individually replaced if needed without disturbing the surrounding shingles. This is truly a unique characteristic among integrated solar roof products.
- The LUMA Solar roof is based on a well-known metal roofing style, and therefore can be installed easily by LUMA certified roofing companies.
- Exceptional durability is inherent to the metal roofing system. A warranty of 35 years is offered on the roofing system, and 25 years on the solar components.
- LUMA has an experienced management team with a combined 60+ years of experience in the roofing industry. This team is responsible for developing the LUMA Solar roofing system starting in 2008.

Litigation

The Managing Member knows of no litigation pending or threatened to which the Managing Member or the LLC is subject or may be a party, which it believes would have a material adverse effect on the LLC or its business, and no such proceedings are known to be contemplated by governmental authorities or other parties.

The Team

Name: Gary Allen

Gary is the main operational and technical leader at LUMA Solar. In this role he is responsible for the design and manufacturing of all LUMA products. Gary has worked in the roofing industry for over forty years, starting at Allen Brothers Inc. at a young age, and working his way up to a Senior Management position. As a founding Member of LUMA Solar in 2008, Gary designed the original LUMA Solar Roofing System. Over the years, he has refined the design to the point where it is now ready for automated manufacturing methods. Gary's expertise positions him exceptionally well to successfully lead LUMA production and future product development. Gary will be leveraging the engineering, and leadership skills honed during his long career in the roofing industry to make LUMA a recognized name in the solar roofing business.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: 2008 to present

Responsibilities: Design, manufacturing, and operations

Other business experience in the past three years:

Employer: not applicable

Dates of Service: not applicable

Responsibilities: not applicable

Name: Robert Allen

Robert is President of Luma Solar, and focuses on marketing and sales, in addition to general business and financial management. Robert's skill sets at public relations, marketing, and government affairs, have been responsible for the tremendous amount of recognition the LUMA Solar roofing system has received in the press, and the awards it has won from various industry associations. More recently, Robert has been successful at bringing in high visibility projects that have brought a great deal of market interest to LUMA Solar. Robert's years of management experience and his ability to lead the company towards the vision of becoming a leader in the solar industry are important attributes.

Position: President

Dates of Service: 2008 to present

Responsibilities: Business and financial management, marketing, sales

Other business experience in the past three years:

Employer: not applicable

Dates of Service: not applicable

Responsibilities: not applicable

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the some of the risks that relate to the Company:

Risks Related to Class A Units and Returns

Class A Units and Returns are not guaranteed or secured and could become worthless.

Class A Returns are not guaranteed, secured or insured by any government agency or any private third party. Additionally, Class A Returns may not materialize at all or may become available in an untimely manner. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in Class A Units is not guaranteed, and the Class A Units could become worthless.

The Company is not required to sell any portion of its assets to fund a withdrawal.

As a result of these and other factors, holders of the Company's Class A Units may not be able to have their capital contributions returned, in whole or in part, or in a timely manner. The Class A Units lack liquidity and there are restrictions on transfer. The Class A Units have not been registered or qualified under the Securities Act or the securities laws of any other jurisdiction, and the Company neither will be obligated to so register, nor qualify any of the Class A Units to permit the transfer of any Class A Unit without such registration or qualification. Consequently, the Class A Units will not be transferable other than in a transaction that is exempt or otherwise does not require registration under the Securities Act and upon satisfaction of certain other provisions of the Operating Agreement.

No market for the Class A Units.

There will be no market for the Class A Units prior to the issuance thereof, and it is not expected that a secondary market will develop or, if it does develop, that it will provide the Class A Units thereof with liquidity of investment or will continue for the life of the Class A Units. The Class A Units will not be listed on any securities exchange. As a result, Investors must be prepared to bear the risk of holding the Class A Units for an indefinite period.

Class A Unit holders have no voting rights until converted into Common Units.
Holders of Luma Class A Units will have no voting power until the Class A Units have been converted into Common Units. The Managing Member and other Common Unit Holders

currently own all Common Units and have the voting power on all Company matters. As a result, it is not possible for owners of Class A Units of the Company to influence policies through their vote until the conversion into Common Units takes place.

The purchase price of the Class A Units has been established arbitrarily and may not reflect the current fair market value thereof.

The price of the Class A Units has been established arbitrarily. The price of the Class A Units is not based on net worth, earnings or other traditional criteria of value. No effort has been made to obtain independent advice regarding the valuation of the Company or any potential services to be developed by the Company, implied by the price of the Class A Units. No inference or increase in value should be deemed to have occurred since the issuance of the common membership interest Units. Each prospective purchaser is urged to make an independent evaluation of the fairness of the offering price. No assurance is, or can be, given that the Class A Units can be sold for the purchase price or for any amount.

Risks Related to Conflicts of Interest

The risk factors below describe material conflicts of interest that may arise in the course of the Managing Member's management and operation of the Company's business.

The list of potential conflicts of interest reflects the Company's knowledge of the existing or potential conflicts of interest as of the date of this Memorandum and neither the Managing Member nor the Company have formally documented procedures to identify, analyze or monitor any such conflicts of interest. However, management is aware of the nature of activities that might result in conflicts of interest and are periodically discussed among management. There can be no assurance that no other conflicts of interest will arise in the future.

The Managing Member may face conflicts of interest concerning the allocation of time, which could result in a decreased amount of time spent developing and managing the Company's activities.

The Managing Member may engage in other business activities. As a result, the Managing Member may have a conflict of interest in allocating its time and resources between Company business and those other activities. The Operating Agreement does not specify a minimum amount of time and attention that the Managing Member is required to devote to the Company. While the Company cannot guarantee that the Managing Member will have sufficient time to devote to Company activities presently and in the future, the Company does not believe any conflicts of interest will be material and the Common Members may vote to remove the Managing Member upon a vote of 70% of such Members.

Risks Relating to the Solar Roofing Business

The Company's growth depends on sustained increases in demand for the installation of solar roofs, and in particular, the installation of integrated solar roofing systems.

The Company's growth strategy focuses on continued growth in the demand for integrated solar roofing systems. That growth in demand could be negatively affected by a number of factors, such as declines in prices for electric utility provided electricity, or a change in the structure and availability of tax incentives, renewable energy credits, or other incentives currently available.

Adverse economic or industry conditions or other developments may affect the Company's customers' demand for its products.

Adverse economic or industry conditions or other developments relating directly to the Company's customers may lead to a decline in such customers' ability or willingness to pay for Luma's products, which could result in decreased demand for the Company's products.

The Company's growth depends on its ability to expand its production capabilities.

The Company will need to purchase and install new equipment and machinery in order to increase its ability to produce more product in a given time period. The addition of new equipment and machinery requires altering existing methods of manufacturing, and training company personnel to operate the new systems.

Increased technological innovation in the solar industry could harm Luma's business.

The value of Luma's products is determined by a number of factors, including the roof's efficiency, physical appearance, and its useful physical lifespan. New technologies, or improvements in existing technologies, could make Luma's products obsolete, or cause Luma to redesign their products to remain competitive. As a result, the Company's business, results of operations and financial condition could be harmed.

Operational and Internal Control Risks

The Company cannot predict with certainty the level of customer demand for its products.

While currently the Company cannot produce the number of roofs needed to meet customer demand, there is no way to reliably know the level of customer demand for its products. At some point in time, Luma's production capacity will grow to the point where it can produce more than the demand that is created by just its web site. While management believes that based on the current rate of customer inquiry, that demand is over five times the current production rate, no assurance can be given that the rate of demand will be maintained. At some point in time the Company will need to start marketing its product beyond just maintaining a website. At a minimum, the cost of such marketing and sales efforts will reduce the profitability of the Company's operations.

The solar roofing business is a highly competitive business.

Installing solar panels on roofs is a highly competitive business, and there is always a risk that other companies may successfully compete for the business opportunities identified herein. The Company cannot guarantee that competitors will not try to produce similar solar roofing systems, and provide competing services to what the Company believes is currently a unique value proposition.

Luma is exposed to operational risks, including the risk of fraud by employees, investors and third parties, failure to obtain proper internal authorizations, failure to properly document transactions, equipment failures, data protection, cybersecurity breaches, and errors by employees.

Luma is exposed to operational risks, including the risk of fraud by employees, investors and third parties, failure to obtain proper internal authorizations, failure to properly document transactions, equipment failures, data protection and cybersecurity breaches, and errors by employees. Although Luma has put in place a system of internal controls that are designed to address the foregoing risks, there can be no assurance that operational problems or other errors will not occur, and that the failure to prevent these risks will not have a material adverse effect on Luma' business, financial condition, results of operations and prospects.

As the Company expands, it may have difficulty managing its growth, which could increase expenses.

Luma intends to grow its business by primarily increasing its production volumes, and increasing the number of authorized installers in its network. The addition of new equipment and associated personnel will impose significant additional responsibilities on management. The Company will also have to increase its customer base and volume of installations to match its new volume of production . The Company's growth will depend on its success in managing this growth, by enhancing its customer base, managing its employees, and growing its roster of certified installers.

The Company may be subject to litigation that, if not resolved in its favor or not sufficiently insured against, could have a material adverse effect on the Company.

The Company could become involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, and other tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of the Company's business. The Company cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent, which may have a material adverse effect on the Company's financial condition.

The loss of key members of the Company's senior management team could disrupt the management of its business.

The Company believes that its success depends on the continued contributions of the members of its senior management team. The loss of the services of one of the Company's senior management members could impair the Company's ability to identify and secure new contracts, to maintain good customer relations and otherwise manage the Company's business. Such events could have a material adverse effect on the Company's financial performance and its ability to compete.

Key Man Life Insurance

We do not maintain any key man life insurance on any key executive. The loss of any key executive could cause investors to lose all or a part of their investment.

Security breaches and disruptions to the Company's information technology infrastructure could interfere with the Company's operations and expose it to liability, which could have a

material adverse effect on the Company's business, financial condition, cash flows and results of operations.

In the ordinary course of business, the Company relies heavily on information technology networks and systems to process, transmit, and store electronic information, and to manage or support a variety of business processes and activities. Additionally, the Company collects and stores certain data, including proprietary business information and customer and employee data, and may have access to other confidential information in the ordinary course of business. Despite its cybersecurity measures, which include active monitoring, training, reporting and other activities designed to protect and secure its data, the Company's information technology networks and infrastructure may be vulnerable to damage, disruptions, or shutdowns due to attack by hackers or breaches, employee error or malfeasance, data leakage, power outages, computer viruses and malware, telecommunication or utility failures, systems failures, natural disasters, or other catastrophic events. Any such events could result in legal claims or proceedings, liability or penalties under privacy or other laws, disruption in operations, and damage to the Company's reputation, which could have a material adverse effect on the Company's business, financial condition, cash flows and results of operations.

In addition, some of the Company's technology networks and systems will be managed by third-party service providers (including cloud-service providers) for a variety of reasons, and such providers also may have access to proprietary business information and customer and employee data. Like the Company, these third-party providers are subject to risks imposed by data breaches and disruptions to their technology infrastructure. A cyber-attack could defeat one or more of the Company's third-party service providers' security measures, allowing an attacker access to proprietary information from the Company including Luma's employees', customers' and suppliers' data. Any such security breach or disruption to Luma's third-party service providers could result in a disruption in operations and damage to the Company's reputation and liability claims, which could have a material adverse effect on the Company's business, financial condition, cash flows and results of operations.

Disruptions in global financial markets from terrorist attacks, regional armed conflicts, general political unrest, the continuance of the COVID-19 pandemic or the emergence of a new pandemic crisis and the resulting governmental action could have a material adverse impact on the Company's results of operations, financial condition and cash flows.

Terrorist attacks in certain parts of the world and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty and volatility in the world financial markets and may affect the Company's business, results of operations and financial condition. The continuing refugee crisis in the European Union, the continuing war in Syria and the presence of terrorist organizations in the Middle East, conflicts and turmoil in Yemen, Iraq, Afghanistan and Iran, the Russian invasion of Ukraine, concerns regarding the emergence of new COVID-19 variants, and other viral outbreaks or conflicts in the Asia Pacific Region such as in the South China Sea, mainland China and North Korea, and the possibility of new pandemics emerging in the future, have led to increased volatility in global credit and equity markets in the past and may lead to such volatility in the future.

In addition, global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Credit markets as well as the debt and equity capital markets were exceedingly distressed during the 2008 and 2009 financial crisis and have been periodically volatile since that time. In addition, equity markets have recently reached all-time highs, and then experienced a sharp correction in financial markets. The resulting uncertainty and volatility in the global financial markets may accordingly affect the Company's business, results of operations and financial condition.

The Company may experience difficulties obtaining financing commitments in the future. The Company cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, the Company may be unable to meet its obligations as they come due. The Company's failure to obtain needed funds could have a material adverse effect on its business, results of operations and financial condition. In the absence of available financing, the Company also may be unable to take advantage of business opportunities or respond to competitive pressures.

Risks Related to Tax Matters

This discussion under "Risks Related to Tax Matters" does not take into account any prospective Investor's particular financial or tax situation and assumes an Investor is sophisticated in tax matters or has retained its own tax advisors regarding possible federal, state and local tax consequences of an investment in us. Each Unit Holder should consult with his or her tax advisors concerning the federal, state and local tax consequences arising from its investment in the Company for a more detailed discussion of federal income tax considerations.

Tax Treatment as a Partnership

The Company intends to be treated as a partnership for federal income tax purposes and not as a corporation.

If the Company were taxed as a corporation, the "pass through" treatment of the Company's income and losses would be lost. Instead, the Company would, among other things, pay income tax on earnings in the same manner and at the same rate as a corporation, and losses, if any, would not be deductible by the Unit Holders. Unit Holders would be taxed upon distributions substantially in the manner that corporate shareholders are taxed on dividends.

Risk of Audit and Adjustments

The IRS could challenge certain federal income tax positions taken by the Company if it is audited. Any adjustment to the Company's return, resulting from an audit by the IRS, would result in adjustments to the Investor's tax returns and might result in an examination of items in such returns unrelated to the Investor's investment in the Units or an examination of tax returns for prior or later years. Moreover, the Company and its Unit Holders could incur substantial legal and accounting costs in contesting any IRS challenge, regardless of the outcome. Management generally will have the authority and power to act for, and bind the Company in connection with, any such audit or adjustment for administrative or judicial proceedings in connection therewith.

No Rulings

The Company will not seek rulings from the IRS with respect to any of the federal income tax considerations discussed in this memorandum. Thus, positions to be taken by the IRS, as to tax consequences, could differ from positions taken by the Company.

Possible Legislative or Other Developments

All statements contained in this memorandum concerning the federal income tax consequence of any investment in the Company are based upon existing law and the interpretations thereof. The currently anticipated income tax treatment of an investment in the Company may be modified by legislative, judicial or administrative changes, possibly with retroactive effect, to the detriment of the Unit Holders.

Reportable Transactions

Under regulations promulgated by the U.S. Treasury Department, the activities of the Company may create one or more "reportable transactions," requiring the Company and each Unit Holder, respectively, to file information returns with the IRS. The Company will give notice to all Unit Holders of any reportable transaction of which it becomes aware in the annual tax information provided to Unit Holders in order to file their tax returns. Unit Holders should consult with their own advisors concerning the application of these reporting obligations and any similar state and local tax reporting requirements to their specific situations.

Filings and Information Returns

The Company will use reasonable commercial efforts to cause all tax filings to be made in a timely manner (taking permitted extensions into account); however, investment in the Company may require the filing of tax return extensions. Unit Holders may have to file one or more tax filing extensions if the Company does not deliver Schedule K-1 by the due date of the Unit Holders' returns.

U.S. tax-exempt entities, and non-U.S. persons, face unique U.S. tax issues from owning Class A Units that may result in adverse U.S. tax consequences to them.

Investments in Preferred Units by U.S. tax-exempt entities, including individual retirement accounts (known as IRAs), other retirement plans and non-U.S. persons raise issues unique to them.

In addition, non-U.S. persons may be subject to a 4 percent U.S. federal income tax on the U.S. source portion of the Company's gross income attributable to transportation that begins or ends (but not both) in the United States, or distributions to them may be reduced on account of withholding of U.S. federal income tax by the Company, as the Company has a fixed place of business in the United States and earns U.S. effectively connected income.

Certain Additional Risks

- Investors may not be able to access their invested capital for an extended period of time and could incur a total loss on this investment. As a result, investors should have other means available to them to meet their liquidity needs.
- The financial projections contained in this document are based upon the

Company's estimates. However, many factors not in the control of the Company can change the underlying assumptions made in arriving at these estimates. Therefore, the actual results from operations could be materially different than the projected results.

- No agents of the Managing Member have been authorized to make any projections or express any opinion concerning future events, expected profits, or any other financial result, except as set forth within this Memorandum. No oral opinions that differ from the written data provided to prospective Investors have been authorized and should not be relied upon. Opinions of possible future events are based upon various subjective determinations and assumptions. All projections by their very nature are inherently subject to uncertainty; accordingly, a prospective Investor will be subject to the risk that any such projections will not be reached, and any such underlying assumptions may prove to be inaccurate.

- Prospective Investors must recognize that the Units have not been, nor will they be, registered under the Act or applicable state securities laws. Accordingly, no sale can be made without registration under the Act or pursuant to an exemption therefrom, and in accordance with the securities laws in effect in other jurisdictions in which the Units will be offered or sold. No regulatory authority has reviewed the disclosure of risks inherent in such investment, or the other terms of this Offering. Prospective Investors must recognize that they do not necessarily have all of the protections afforded by applicable Federal and state securities laws to registered or qualified offerings. They must therefore judge for themselves the adequacy of the disclosures, and the fairness of the other terms of this Offering, without the benefit of prior review by any regulatory authority.

- Substantial restrictions are imposed upon the transfer of the Units. The Managing Member must additionally consent to any subsequent sale if the transferee is to become a Substitute Member. In that regard, the Managing Member may also require an opinion of counsel to the effect that any such transfer will not violate applicable Federal or state securities laws. The Units will not be, and the purchasers of the Units have no right to require that they be, registered under the Act. There will be no public market for the Units and no market is expected to develop. In addition, each transferee of any Units must, unless specifically exempted by the Managing Member, satisfy the suitability standards contained herein. No assurances can be given that transferees meeting these standards will be interested in acquiring any Units. Neither the LLC nor the Managing Member has an obligation to repurchase any of the Units from the Members.

- Neither the Managing Member nor the placement agent has made any recommendation to any investor about whether such investor should purchase any Units in the Offering. Investors are urged to make an independent investment decision about whether to subscribe for, and purchase Units in the Offering, and make their own assessment of our business and the Offering. The placement agent is relying on the information contained in this PPM which has been prepared and provided by the Company, and the placement agent makes no warranty or representation as to its accuracy or the completeness for any use by any prospective investor. Investors should consult with their own financial and legal advisors as to the suitability of any investment made in the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as well as all officers, directors or managers as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Robert Allen	4650	Common Units	46.5%
Gary Allen	4490	Common Units	44.90

The Company's Securities

The Company has authorized Class A Units and Common Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235 of Class A Units. There are 10,000 Common Units outstanding.

Class A Units

The amount of securities authorized is 10,000 Class A Units with a total of 0 Class A Units outstanding.

Voting Rights

There are no voting rights associated with Class A Units. If and when the Class A Units convert to Common Units, then the holders of Common Units shall have voting rights as set out in the Operating Agreement.

Material Rights Distributions To Class A Units will be made on a preferred basis over any other distributions.

Distributions. Class A Unit Holders are entitled to a pro-rata amount equal to 10% of the annual EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of the Company which is distributed annually to Class A Unit Holders within 90 days of the end of the fiscal year, until Class A Unit Holders have received 100% of their original investment back. The distribution percentage is based on a funding of $2 million under these terms.

Conversion Rights. All Class A Units will automatically convert into Common Units when the entire cost of each Class A Unit has been returned to the Class A Unit Holders through Distributions made by the Company. The Class A Unit Holders may also voluntarily convert their Class A Units into Common Units at any time prior to the automatic conversion.

Common Units

The amount of Common Units authorized is 100,000 with a total of 10,000 outstanding.

Voting Rights

Holders of Common Units shall be entitled to one vote for each Common Unit.

Material Rights

There are no material rights associated with Common Units.

What it means to be a minority holder

As a minority holder of Class A Units of the company, you will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering will have no voting rights unless and until the Class A Units are converted into Common Units and may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional Units. In other words, when the company issues more Units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of Units outstanding could result from a stock offering (such as an initial public offering, another equity crowdfunding round, a venture capital round, angel investment, employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, convertible Units or warrants) into Units.

If the company decides to issue more Units, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Name: NO OFFERINGS WERE MADE IN THE LAST 3 YEARS

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Statement. This discussion contains forward- looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Statement.

Statements, other than statements of historical facts, included in this Offering Statement and its exhibits address activities, events or developments that the Managing Member and the Company anticipate will or may occur in the future. These forward-looking statements include such things as investment objectives, business strategy, estimated future capital expenditures, competitive strengths and goals, references to future success, and other similar matters. These statements are based on certain assumptions and analyses made by the Company and the Managing Member in light of their experience and their perception of historical trends, current conditions and expected future developments. However, whether actual results will conform with these expectations is subject to a number of risks and uncertainties, many of which are beyond the control of the Company, including general economic, market or business conditions, changes in laws or regulations, uncertainties concerning the price of gas and oil, and other risks. See "Risk Factors." Thus, all of the forward-looking statements made in this Offering Statement and its exhibits are qualified by these cautionary statements. There can be no assurance that actual results will conform with the Managing Member's and the Company's expectations.

Please see the financial statements attached as Exhibit B for subsequent events and applicable disclosures.

Results of Operations

How long can the business operate without revenue:
      The Company could operate for up to 12 months without revenue by cutting expenses and drawing on the cash on hand.

Foreseeable major expenses based on projections:
      All foreseeable major expenses are predicated on raising capital in this offering. Therefore, no major capital expenditures will be made unless the offering is successful. If it is successful, capital expenditures will be made to increase production capabilities in an amount that is relative to the capital raised.

Future operational challenges:
      The operational challenges we face are primarily production related. We will need to integrate new machinery and new personnel into our new manufacturing processes.

Future challenges related to capital resources:
      If this offering is successful, we do not anticipate having future capital resource challenges.

Future milestones and events:
      Our next milestone is UL approval of our new 100 watt solar shingle. We will also be continually working on ramping up our production capabilities as quickly as our capital

resources allow.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2022 and 2021, the Company had $149,818 and $50,109 of cash on hand, respectively.

As of the date of filing of the initial Form C, the cash on hand was approximately $124,369.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this offering are critical to the Company's operations in that expansion will be difficult without said new capital. However, the Company is not reliant on the offering to operate the Company's business as it exists today.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this offering are not necessary to the viability of the Company's operations, other than as related to expansion.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company will continue to operate on an indefinite basis as it has for years based on revenues generated by the ongoing business if only the minimum is raised in this Offering.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company will continue to operate on an indefinite basis as it has for years based on revenues generated by the ongoing business if the maximum is raised in this Offering.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
        Nothing is currently planned, but the company can establish lines of credit as the market allows.

Indebtedness

Creditor: Michigan Dept. of Energy
Amount Owed: $249,672
Interest Rate: 0%

Related Party Transactions

Name of Entity: Allen Brothers Inc.
Relationship to Company: Common Ownership
Nature/amount of interest in the transaction: $13,548
Material Terms: payable on demand

Name of Entity: Payable to Robert Allen and Gary Allen
Relationship to Company: Officers
Nature/amount of interest in the transaction: Accrued salary of $46,184
Material Terms: none

Name of Entity: R&G Holdings
Relationship to Company: Common Ownership
Nature/amount of interest in the transaction: Accrued rent payable of $243,924
Material Terms: payable on demand

Valuation

Pre-Money Valuation: $16,000,000

Valuation Details: Management's research found that micro-cap public companies in the solar industry traded at a range of 6 to 12 times revenues. Luma's valuation using this data would be from $18.6 million to $37.2 million based on the forecasted revenue in the twelve months following this offering. Management also examined private companies seeking funding through crowd funding or other private placements, and found that similar companies in the solar industry, and that were also producing revenues in excess of $500,000, had pre-money valuations of roughly 10 times revenue. This method of valuation produces a pre-money valuation of roughly $31 million for Luma Solar.

Use of Proceeds

The proposed use of proceeds includes:

	Target Offering Amount		Maximum Offering Amount	
	Target Amount	**% of Gross Proceeds**	**Max. Amount**	**% of Gross Proceeds**
Gross Proceeds	$100,000	100.00%	$1,235,000	100.00%
Placement Fee[1]	$4,000	4.00%	$49,400	4.81%
Legal & Accounting	$10,000	10.00%	$10,000	0.81%
Net Proceeds				
available for use	**$86,000**	**86.00%**	**$1,175,600**	**95.19%**
Use of Net Proceeds				
Manufacturing Equipment and Personnel	$80,000	80.00%	$629,000	50.93%
Installation Staff and training	$6,000	6.00%	$154,000	12.47%
Marketing and Sales	$0	0.00%	$147,600	11.95%

General and Administrative	$0	0.00%	$70,000	5.67%
Cash Reserve	$0		$175,000	14.17%
Total Use of Net Proceeds	**$86,000**	**86.00%**	**$1,175,600**	**95.19%**

Management of the Company has wide latitude and discretion in the use of proceeds from this offering. Ultimately, management of the Company intends to use a substantial portion of the net proceeds for manufacturing operations and general working capital. At present, management's best estimate of the use of proceeds, at two funding milestones, is set out in the chart above. However, potential investors should note that this chart contains only the best estimates of the Company's management based upon information available to them at the present time, and that the actual use of proceeds is likely to vary from this chart based upon circumstances as they exist in the future, various needs of the Company at different times in the future, and the discretion of the Company's management at all times. The officers and directors of the Company may be paid salaries and receive benefits that are commensurate with similar companies.

The Company reserves the right to change the use of proceeds set out herein based on the needs of the ongoing business of the Company and the discretion of the Company's management. The Company may reallocate the estimated use of proceeds among the various categories or for other uses if management deems such a reallocation to be appropriate.

Regulatory Information

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that act (15 U.S.C. 80a-3(b) or 80a-3(c));

4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5)   Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure
The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report will be found on the Company's website at www.LumaSolar.com.

The Company must continue to comply with the ongoing reporting requirements until:

- it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;
- it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;
- it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.investlumasolar.com

Investing Process

Luma Resources, LLC, d/b/a Luma Solar (the "Company") is offering up to $1,235,000 (the "Maximum Offering") in Class A Units (the "Securities" or "Units" or "Class A Units") at $1,000 per Unit, under Regulation Crowdfunding (this "Offering"). The Company is attempting to raise a minimum amount of $100,000 in this Offering (the "Minimum Offering ") with oversubscriptions to be allocated at the Company's discretion. The Company received commitments from investors in an amount totaling the Minimum Offering by August 31, 2023 (the "Offering Deadline") and has closed on certain escrowed funds. If the sum of the investment commitments had not equaled or exceeded the Minimum Offering by the Offering Deadline, no Securities would have been sold in the Offering, all investment commitments would have been cancelled and all committed funds would have been returned to potential investors without interest or deductions. The Company had the right to extend the Offering Deadline at its discretion.

The Offering is being made through Cultivate Capital Group LLC (the "Intermediary). In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the investor. Investor funds will be held in escrow with North Capital Private Securities Corporation until the Target Offering amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing in which their Units are issued, whichever comes first using the cancellation mechanism provided by the Intermediary. **Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or the closing in which the investor's Units are issued.**

The Company will notify Investors when the Minimum Offering has been reached. If the Company reaches the Minimum Offering prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Offering and providing notice to the Investors. If any material change (other than reaching the Minimum Offering) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Units in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will be notified via e-mail of the issuance of their Units, which will be held in book entry form and will not be certificated in exchange for his or her investment as soon as practicable thereafter.

Subscription agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

Investors will be notified via e-mail of the issuance of their Units when compliance is complete and a closing takes place involving their investment. All Units are held in book entry form and no certificates will be issued.

The price of the Securities was determined arbitrarily. The minimum amount that an investor may invest in the Offering is $1,000.

NEITHER CULTIVATE CAPITAL GROUP LLC, THE INTERMEDIARY, NOR NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE INTERMEDIARY AND THE ESCROW AGENT MAKE NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE INTERMEDIARY'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSE OF ACTING AS A SERVICE PROVIDER. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

EXHIBIT B TO FORM C FINANCIAL STATEMENTS

LUMA RESOURCES LLC

(a Michigan limited liability company)

Unaudited Financial Statements

For the calendar years ended December 31, 2022 and 2021





IndigoSpire
CPAs & ADVISORS

INDEPENDENT REVIEW REPORT

May 11, 2023
To: Board of Managers, LUMA RESOURCES LLC
Re: 2022 and 2021 Financial Statement Review

We have reviewed the accompanying financial statements of LUMA RESOURCES LLC (a limited liability company organized in Michigan) (the "Company"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, members' equity/deficit, and cash flows for the calendar year period ended December 31, 2022 and 2021, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

LUMA RESOURCES LLC
BALANCE SHEET
As of December 31, 2022 and 2021
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

ASSETS		2022		2021
Current Assets				
Cash and cash equivalents	$	149,818	$	50,109
Accounts receivable		139,109		203,653
Inventories		448,099		276,028
Total current assets		737,026		529,790
Fixed assets, net		20,260		0
Intangible assets, net		4,340		7,404
Notes receivable, related party		89,616		89,616
Total Assets	$	860,225	$	626,810
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable	$	311,160	$	147,808
Accounts payable, related party		257,472		257,472
Payable to officers		46,184		46,184
Other current liabilities		7,985		8,594
Total Current Liabilities		622,801		460,058
Notes payable		249,672		249,672
Total Liabilities		872,473		709,730
MEMBERS' EQUITY				
Total Members' Equity		(12,248)		(82,920)
Total Liabilities and Members' Equity	$	860,225	$	626,810

LUMA RESOURCES LLC
STATEMENT OF OPERATIONS
For calendar years ended December 31, 2022 and 2021
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

	2022	2021
Revenues, net	$ 1,046,855	$ 697,455
Cost of revenues	690,051	529,435
Gross profit	356,804	168,034
Operating expenses		
Engineering	50,418	16,782
Payroll	122,724	81,316
General and administrative	108,703	54,541
Total operating expenses	281,845	152,639
Net Operating Income (Loss)	74,959	15,395
Depreciation and amortization (expense)	(4,292)	(3,065)
Interest income	5	12
Tax (provision) benefit	0	0
Net Income (Loss)	$ 70,672	$ 12,342

LUMA RESOURCES LLC
STATEMENT OF SHAREHOLDERS' EQUITY
For calendar years ended December 31, 2022 and 2021
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

	Members' Equity
Balance as of January 1, 2021	$ (95,262)
Net income	12,342
Balance as of December 31, 2021	$ (82,920)
Net income	70,672
Balance as of December 31, 2022	$ (12,248)

LUMA RESOURCES LLC
STATEMENT OF CASH FLOWS
For calendar years ended December 31, 2022 and 2021
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

	2022	2021
Operating Activities		
Net Income (Loss)	$ 70,672	$ 12,342
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Add back: Depreciation and amortization	4,292	3,065
Changes in operating asset and liabilities:		
(Increase) decrease in accounts receivable	64,544	89,508
(Increase) decrease in inventories	(172,071)	(255,502)
Increase (decrease) in accounts payable	163,352	129,808
Increase (decrease) in other current liabilities	(609)	9,681
Net cash used in operating activities	130,180	(11,098)
Investing Activities		
Purchase of fixed assets	(21,487)	0
Prepayment of equipment	(8,984)	0
Net cash used in investing activities	(30,471)	0
Financing Activities		
None	0	0
Net change in cash from financing activities	0	0
Net change in cash and cash equivalents	99,709	(11,098)
Cash and cash equivalents at beginning of period	50,109	61,207
Cash and cash equivalents at end of period	$ 149,818	$ 50,109

LUMA RESOURCES LLC
NOTES TO FINANCIAL STATEMENTS
See Independent Review Report
For calendar years ended December 31, 2022 and 2021

NOTE 1 – NATURE OF OPERATIONS

LUMA RESOURCES LLC (which may be referred to as the "Company", "we," "us," or "our") was organized as a limited liability company in Michigan on January 15, 2008. The Company develops and sells solar roofing materials.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2022 and 2021, the Company had $149,818 and $50,109 of cash on hand, respectively.

Fixed and Intangible Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for

maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2022 the Company had net fixed assets and intangible assets of $20,260 and $4,340, respectively. The intangible assets consist primarily of patents of the Company's product and other intellectual property. The intellectual assets are amortized over their estimated useful life.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company records revenue as services are performed or products are sold.

Accounts Receivable

Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company was established in 2008 and the Company has generated net income and positive cash flow from operations in the past year.

NOTE 4 – EQUITY AND DEBT

The Company's membership interests are closely held by 10 members. The Company has other amounts owing to the Department of Energy.

NOTE 5 – INCOME TAX PROVISION

Additionally, the Company is a flow-through for tax purposes. Items of income, expense and credit are allocated to the members of the Company.

The Company has filed or will file its partnership income tax return for the periods ended December 31, 2022 and 2021. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company has incurred a cumulative loss during the period from its inception through December 31, 2022 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company owes and is owed various amounts to related parties. Those amounts are non-interest bearing.

NOTE 8 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2023, the Company plans to offer securities in an offering exempt from registration under Regulation CF. The Crowdfunded Offering is being made through a FINRA approved funding portal. The Company will raise up to $1.2 million.

Management's Evaluation

Management has evaluated subsequent events through May 11, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C
PROFILE SCREENSHOTS

LUMA SOLAR

Invest in the company that many believe manufactures the most attractive solar roof produced anywhere.

4 Reasons To Invest:

1. **Luma is a trailblazer in the integrated solar roofing business**
Established in 2008, Luma has a proven sales history and management team in a rapidly growing market

2. **Extensive market demand, significant order backlog**
Luma received 15,000+ inquiries over the past 3 years, without any advertising spend. Home owners, schools, churches, and other building owners, desperately want an attractive high quality solar roof that doesn't look commercial

3. **Effective use of investors' capital**
Luma is raising capital to initially triple production volume as demand for the Luma Solar roofing system far exceeds the current production capacity

4. **Opportunity for meaningful investment returns**
Investor friendly structure that provides annual profit sharing distributions, and potential capital gains

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Bloomfield Hills, MI


St. Thomas, U.S. Virgin Islands

Luma Resources, LLC d/b/a Luma Solar

Minimum Investment	Max Offering	Minimum to First Closing	Investment Commitments
$1000	$1,235,000	$100,000	$0

WHAT WE DO

WE PRODUCE ATTRACTIVE INTEGRATED SOLAR ROOFS
WE PRODUCE ATTRACTIVE INTEGRATED SOLAR ROOFS

Luma Solar roofs are specifically designed for beautiful structures and forever homes. Our award winning and patented systems are designed to enhance your environment – not detract from it.

We developed the first fully-integrated solar rooftop shingle system in North America. We are the only exchangeable and upgradeable solar shingle system in the market now. Luma Solar brings clean energy to customers who want beauty and enduring quality craftsmanship.

Most solar companies offer only conventional solar panels. Those traditional solar panels are viewed as an eyesore by most people, and despite claims to the contrary, can actually reduce property values. A property's curb appeal is a large factor in its valuation. Luma Solar is obsessively customer-focused, and we produce beautiful top quality roofs that truly enhance the value of a property. Each solar roof system we manufacture is custom built to fit that home or office building perfectly. We stand by our products with excellent warranties that insure you will enjoy the benefits of solar power for many years to come. We're proud of our underlying metal shingle design, and we are sure our clients will be very proud of their new Luma Solar roofs.

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Philadelphia, PA

Awards & Certifications


Winner: Best New Product
International Roofing Expo


Qualifies for LEED Points
US Green Building Council


Clean Energy Grant
Department of Energy, MI


Presidential Endorsement
Luma is the first solar company in history to be recognized by any President at a State of the Union Address


UL Listed
UL Listed, Fire Test Class A (ANSI/UL 790), R2584 I


UL Certified and Approved
UL 1703 Certified, Canada/USA Listed, UL 580 Approved


CEC Certified
California Energy Commission


Salt Spray Rated
Miami-Dade County Salt Spray Certified


Wind Uplift
Miami-Dade County Hurricane Category 5 Rated

OUR SOLUTION FOR THE MARKET
POISED FOR ROBUST GROWTH

Luma has been overwhelmed by customer inquiries coming in through our website. No advertising is done to promote the website or Luma's products. We believe this is due to the huge unmet demand for an attractive solar roofing system. In addition, the U.S. photovoltaic (PV) solar market has grown at an average annual rate of more than 33% over the past ten years, and is on track to experience a record year for PV installations in 2023.

We believe that with LUMA's innovations, the residential/small office PV segment is poised for even more robust growth. Our integrated solar roofing system eliminates the need to install ugly solar panels in order to enjoy the benefits of owning a solar system. The Luma Mirage product is our fully integrated solar roof product which provides the ultimate in attractive appearance across all roof surfaces with maximum solar production. We also produce our Sectional product that covers distinct sections of a building's roof surface, and our Kit product provides an attractive easily installed partial solar roof that blends in well with almost any roofing product. These three products offer consumers the ability to choose the right solar roof for them depending on both their needs and budget.


Vancouver, BC

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WHY WE BELIEVE WE'RE THE BEST IN CLASS

We believe that Luma Solar has the best-in-class luxury solar roof on the market. Our unique shingles have proven and upgradeable solar technology, and can be replaced without disturbing surrounding shingles.


Manasquan, NJ

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Durability and Craftsmanship	+
Excellent Warranty Coverage	+
Seamless Design	+
Standard Installation	+
Engineering Excellence	+
Single-Hole Install	+
High Conversion Efficiency	+
All-Weather Performance	+
Integrates with other materials	+

Best-in-class Solar Shingles

We developed the first fully-integrated solar rooftop shingle system in North America, perhaps the world. Luma Solar brings clean energy to customers who want beauty and quality craftsmanship.

Recognized as pioneers in solar roofing, we refuse to rest on our laurels - continuous innovation has been the heart of our company for over 15 years.


500W per shingle


3x stronger than tiles

⇄
Upgradeable



PRODUCT SPECIFICATIONS

KEY COMPETITIVE ADVANTAGES

BEAUTY AND EFFICIENCY



The LUMA Solar roofing system produces a beautiful high end roof appearance combined with efficient solar cells. Many homeowners and business owners refuse to install traditional solar panels due to their appearance.

While the LUMA Solar roofing system is a high end product, the size of the market for this type of solar roofing system is extremely large and growing.

Each solar shingle can be individually replaced, or even upgraded, if needed without disturbing the surrounding shingles. This is truly a unique characteristic among integrated solar roof products.

The LUMA Solar roof is based on a well-known metal roofing style, and therefore can be installed easily by LUMA certified roofing companies.

Exceptional durability is inherent to the metal roofing system. A warranty of 35 years is offered on the roofing system, and 25 years on the solar components.

LUMA has an experienced management team with a combined 60+ years of experience in the roofing industry. This team is responsible for developing the LUMA Solar roofing system starting in 2008.

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WHAT WE WILL USE YOUR INVESTMENT FOR

LUMA will primarily use the proceeds of this offering to expand and automate manufacturing processes. In addition, LUMA will focus on expanding its network of relationships with qualified roofing companies, and developing in house installation training experts to work with outside installers. All of this is needed to insure the Company can meet the overwhelming demand from potential customers seeking the LUMA Solar roofing system.

The Company estimates they will need to multiply current production rates by about 10 times over the next few years in order to meet current demand from their website based inquiries. In addition, LUMA management believes that future growth from the Mirage product will be readily available by marketing its product to higher end architects and residential real estate developers. The Mirage integrated solar roofs are best installed in new construction, or at the time of a complete roof replacement. In addition, there is great growth potential through supplying LUMA's kit product to residential real estate developers and to the manufactured home industry.



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WHAT THEY SAY ABOUT US

"We LOVE our Luma solar roof!! It is sleek, modern and you can't tell there are solar panels on the roof. It's fabulous to get our whole house, and cars, powered by the sun. We have had our roof for over ten years with no problems, only a great feeling we are doing the right thing for the planet and our household budgets." - J&J Winston (homeowners)

"Elon Musk Is Betting Big On Solar Roofing. Too bad two brothers in Michigan have already been doing it for [ten] years." - The Huffington Post

Luma is the first solar company in history to be recognized by any President at a State of the Union Address: "After September 11th, [Robert and Gary] volunteered their best roofers to help repair the Pentagon. But half of their factory went unused, and the recession hit them hard. Today, with the help of a government loan, that empty space is being used to manufacture solar shingles that are being sold all across the country." - President Barack Obama, 44th President of the United States

"Millstream Construction's first Luma roof installation was done in 2022, and we have now completed 9 Luma solar roofs in Connecticut. In my opinion, the Luma integrated solar roof is extremely attractive and is just what many homeowners are looking for. The quality of the product is excellent, and I am pleased to partner with Luma in bringing this great solar roofing system to the Northeast." - Chris Gonsalves, President of Millstream Construction, Luma investor and Advisory Board Member

"Two of this industry's solar shingle pioneers are Robert and Gary Allen (Founders of Luma Solar)" - Clean Technica Magazine

"We installed a Luma Solar roof on a spectacular home outside of Philadelphia, PA. This was a big project, and the architectural style of the house demanded a beautiful roof. Luma was the only company that could provide us with the appearance and quality that matched the house! That experience made us believers in the Luma team and their fantastic solar roofing product. We have now partnered with Luma in both Pennsylvania and southern Florida." - George Rain, President of Rain Roofing and Solar, Luma investor and Advisory Board Member

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LUMA Solar History

LUMA Solar was started in early 2008 by brothers Robert and Gary Allen. Their family roofing business, Allen Brothers Inc. was founded in 1950, and allowed them to grow up in the roofing and sheet metal industry. They have spent the past 15 years developing a solar roofing system that is changing the way solar roofing gets done. Based on industry and home owners' reactions to their award winning solar roofing products, they believe that LUMA Solar will open up the solar roof market beyond just the early adopters.

After many years of testing, and refinement, LUMA Solar now offers a first class innovative, attractive, cost-competitive, and contractor-friendly solar roofing solution. Robert and Gary Allen grew up working for their father Don Allen, who established his custom, high-end roofing and sheet metal firm in 1950. From his early beginnings, Don's focus was to "carve out his niche" by designing and installing specialized roofing projects, mostly in Southeast Michigan. Initially following their father's lead in the residential roofing business, the two sons expanded their businesses to offer complete solutions for a broader base of clients including commercial and industrial facilities along with the residential base. Allen Brothers Inc. is now known as one of Michigan's premier custom residential, commercial, and sheet metal roofing companies.

After Don's retirement Gary and Robert became equal partners and changed the company name to Allen Brothers Inc. (ABI). Over the last 23 years, ABI has built a strong reputation for unique and difficult sheet metalwork. ABI is financially successful, and has worked on many prestigious roofing projects, including the Cranbrook House, one of twelve historical sites featured nationally on Home and Garden Television. Other notable projects include the well-known Oakland Hills Country Club, and 12 other historical sites. One of ABI's outstanding projects is a highly customized roof made entirely out of copper installed on a beautiful home in Bloomfield, Michigan. Primarily because of the uniqueness of the roof, the home was selected by Detroit Home Magazine as Home of the Year.

The Allen brothers are proud of their many successes as roofing and sheet metal contractors. They honor and respect their reputation in the community, and among their peers. However, to be chosen at the national level to participate in the re-roofing of the Pentagon was probably one of the company's finest moments. ABI was selected to be among only a handful of roofing contractors by the National Roofing Contractors Association, (NRCA). The NRCA sponsored the volunteer effort to replace the damaged portion of the Pentagon roof in Washington D.C. after the September 11 terrorist attacks. ABI received a letter of appreciation from President Bush for their participation in this patriotic act of good will, at such an important time in American history.

The company's commitment to serving their customers with the highest quality roofs led the Allen brothers to an unmet need in the market – attractive residential photovoltaic (PV) solar roofs that are aesthetically pleasing - an integrated solar roof system.


Chicago, IL

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BUSINESS MILESTONES

Year	Events
2008	• Filed for international patent protection on the Luma solar shingle • Designed and purchased tooling to produce solar shingles and splice plates • Installed several prototypes of the Luma Kit product • Luma Kit product takes First Place for the "Best New Product" of 2008 at the International Roofing Expo in Las Vegas
2009	• Initial equity offering of $750k from 4 investors • Secured Michigan Clean Energy Grant of $500k • Submitted solar shingle for design and component evaluation for UL listing • Continued limited prototype installations of the Luma Kit product
2010	• Secured Michigan Pre-Seed Fund loan of 250K • Received UL Full Certification on solar shingle(August, 2010) • Commenced retail sales of Luma Kit product.
2011	• Luma installed about 50 Luma kit systems strategically throughout the USA representing a cross section of climates • President Obama invited Luma executives to attend the State of the Union Address and cited Luma Solar as an example of American innovation. This led to dozens of news articles and live appearances on TV
2012	• Luma engineered their Sectional roof system using the LUMA Solar Shingle along with the LUMA Metal Solar Shingle, which are both UL approved • Luma installs its first international system in Portland, Jamaica • Luma received their Notice of Allowance on its Patent # 12/190,068 from the United States Patent and Trademark Office on 04/11/2012
2013	• Luma is tested by Architectural Testing Engineers to TSA 125 (Miami Dade) and achieves a rating of 180 MPH (category 5 hurricane rating) • Luma sets up a new assembly line in Meriden Connecticut to meet the demands of the Meriden Housing Authority for a low-income housing development there known as Yale Acres
2014	• Luma develops all the necessary parts for its Mirage System. The Mirage created an attractive totally uniform entire roof system that is a combination of the solar shingle and the metal shingle along with all the flashing parts. Luma's product line now includes the Kit, Sectional, and Mirage. The Mirage fully realizes the potential of the Luma system by creating an architecturally pleasing fully integrated solar roofing system • Worked with NextEnergy, one of the nation's leading accelerators of advanced energy technologies, to install a Luma Mirage Solar Roofing System on NextHome. NextHome is a "living lab" accelerating innovation within DC power applications, energy efficiency, energy storage, and connected systems
2015	• Installed a Luma Mirage Solar Roofing System on the Teddington Farms Lodge House. Teddington Farms is an off-grid Eco Tourism Lodge located in Portland, Jamaica • Luma installed its first Mirage System on a luxury custom home in Bloomfield Hills, Michigan • Luma Installed its first Mirage System in Canada on a luxury custom home in British Columbia, Canada
2016	• Luma donated a solar roofing system to Moon Ministry for the Avalon Village Homework House. The Homework House is a safe place for school children to come after school to do their homework. The Homework House is in an impoverished neighborhood of downtown Detroit, Michigan • Luma works with Solar Winds Power Systems LLC to install a solar roof test structure at Western Michigan University's Research Park. This solar roof test structure is used by the students for education, hands on training, and research of solar energy production

	students for education, hands on training, and research of solar energy production
2017	• Luma redesigns its shingle and eliminates the bulky splice plate. This improvement increased Luma's space efficiency and improved overall aesthetics • Luma installs its first Mirage System with the new integral splice plate shingle on a large custom home in Bloomfield Hills,Michigan
2018	• Luma improves its solar shingle by changing its original 60-watt Polycrystalline solar cells to the much more efficient 80-watt Monocrystalline solar cell • Luma takes its new 80-watt shingle back through full U.L. testing
2019	• Luma partners with the Meriden Connecticut Housing Authority to install its solar roof on a number of properties owned by the housing authority
2020	• Luma installs its first solar roofing system on a retail building in Annville,PA • Luma's Mirage solar roof is chosen for a personal, coastal resort property in St. Thomas U.S. Virgin Islands
2021	• Luma improves the design of its solar shingle by switching from using a solid metal shingle as the mounting surface for the solar laminate to an aluminum extrusion frame. This improvement made the shingle stronger, lighter, and improved cooling which increased efficiency • Luma takes the new aluminum extrusion solar shingle through full U.L. and California Energy Commission, CEC testing
2022	• Luma is hired by a prestigious prep school in Connecticut to install its Mirage solar roofing system on an eight-home faculty housing project • Luma does it first commercial solar roofing system for ION Bank in Southington, CT
2023	• Luma is introducing its new "Half Cell" laminate that it will use in its new solar shingle. The new solar shingle will produce 100-watts in lieu of the previous 80-watts. The new "Half Cell" technology is more efficient and reduces heat buildup • Luma takes the new "Half Cell" 100-watt solar shingle back through full U.L. and CEC testing • Luma launches its Crowd Funding Capital Raise to automate its manufacturing, streamline its internal processes, and hire key management personnel

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THE INVESTMENT OPPORTUNITY



LUMA is now seeking up to a $1,235,000 investment to multiply production volume, and ramp up installer training. At this point in time, demand for the LUMA Solar roofing system far exceeds the current production capacity.

We are offering investors an opportunity to grow along with Luma Solar. The terms of this offering are unique because we want to offer our future partners investment terms that we would want as new investors in Luma.

Luma is offering Class A Units, which are convertible preferred units. Investors will receive pro-rata annual distribution payments equal to 10% of EBITDA as a profit-sharing distribution until Class A Unit Holders have received 100% of their original investment back. After Class A Unit Holders have received 100% of their investment back, the Class A Units will automatically convert into Common Units. A full description of the investment terms can be viewed by clicking on the buttons in the Terms of Our Securities Offering section below.

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Terms of Our Securities Offering

Form C	Offering Details	SEC filings



Legal Statement

The information on this website was created by Luma Resources, LLC d/b/a Luma Solar to assist with marketing our Regulation Crowdfunding stock offering. The text on this website is a summary but does not contain all of the terms of our securities offering. In order to review all of the terms of our securities offering, you should review our Form C at the link above that contains all of the terms, conditions, risk factors, and disclosures that you should read and understand before you invest in our company. Our Form C is available to download **here** for you to read and review before you invest. You can also view it on the SEC's website **here**.

Our Form C explains that Luma Resources, LLC d/b/a Luma Solar is offering a minimum of 100 Class A Units at $1,000.00 each for a target of $100,000. If we raise our target amount, we will sell up to a maximum of 1,235 Class A Units at $1,000.00 for a maximum total raise of $1,235,000. Our Class A Units come with a preferred annual dividend of a pro-rata share of 10% of the Company's EBITDA, based on a $2 million total investment amount, until investors have received 100% of their investment back. At that point, the Class A Units convert into our Common Units.

The U.S. Securities and Exchange Commission (SEC) does not pass upon the merits of, or give its approval to, any of the securities we are offering or the terms of our offering, nor does it pass upon the accuracy or completeness of our Form C, Offering Statement, other selling literature or this website. The securities we are offering are offered pursuant to an exemption from registration with the SEC; however, the SEC has not made an independent determination that the securities offered in our offering circular and in our offering are exempt from registration. When you review our Offering Statement, please review all of the risk factors before making an investment in our company. An investment in our company should only be made if you are capable of evaluating the risks and merits of this investment and if you have sufficient resources to bear the entire loss of your investment, should that occur. If you are an accredited investor, there are no investment limits for investing in our Regulation Crowdfunding offering. If you are a non-accredited investor, the amount you can invest under Regulation Crowdfunding during any 12 month period depends on your annual income level and net worth. As a non-accredited investor, you can invest the greater of $2,500 or (a) if your annual income or net worth is less than $124,000, you can invest 5% of the greater of your annual income or net worth; or (b) if both your income and net worth are equal to or more than $124,000, you can invest 10% of the greater of your annual income or net worth, not to exceed an amount of $124,000. These limitations for non-accredited investors apply across all Regulation Crowdfunding offerings including those on other platforms. Before making any representation that your investment does not exceed applicable limits, we encourage you to review 17 CFR § 227.100 of Regulation Crowdfunding. For general information on investing, we encourage you to refer to www.investor.gov. Our Form C and Offering Statement does not constitute an offer or solicitation in any jurisdiction in which such an offer or solicitation would be unlawful. No person has been authorized to give any information or to make any representations concerning our company other than those contained in our Form C and Offering Statement and if given or made, such other information or representation must not be relied upon. Prospective investors are not to construe the contents of our Form C and Offering Statement or of any prior or subsequent communications from our company or any of its employees, agents or affiliates, or on this website as investment, legal, financial or tax advice. Before investing in our offering, please review our Form C and Offering Statement carefully, ask any questions of our company's management that you would like answered and consult your own counsel, accountant and other professional advisors as to legal, tax and other related matters concerning this investment.

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CULTIVATE CAPITAL

Disclaimer

 www.CultivateCapital.org is a website owned and operated by Cultivate Capital Group, LLC ("Cultivate Capital"). All Regulation Crowdfunding activities on www.CultivateCapital.org are conducted by Cultivate Capital, a broker-dealer registered with the U.S. Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA).

All securities listed on www.CultivateCapital.org are being offered by the applicable issuer of such securities and all information included on this website related to those securities is the responsibility of each such issuer. The information on our website regarding any issuer or in a blog post is based on publicly available information or directly from the subject issuer. Cultivate Capital and its affiliates make no representation or warranty as to the adequacy, accuracy or completeness of such information. Any written materials on our website have been prepared solely for informative purposes and are not a solicitation of an offer to buy or an offer to sell any security. Cultivate Capital does not give investment advice, recommendations, or analysis as to any securities through www.CultivateCapital.org or in any other manner, nor does it endorse or recommend investments in any company or the suitability of an investment for any particular investor. Cultivate Capital does not provide any legal or tax advice with respect to any securities. Neither Cultivate Capital nor any of its officers, directors, agents, registered representatives and/or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information submitted by or presented. No securities offered on this website have been recommended or approved by any federal or state securities commission or regulatory authority, including but not limited to, the U.S. Securities and Exchange Commission.

By using www.CultivateCapital.org, you accept and agree to be bound by the site's Terms of Use and Privacy Policy as may be amended from time to time without notice or liability. Please be aware that Cultivate Capital or its affiliates receive fees from issuers posted on our website at www.CultivateCapital.org. Details about our compensation are disclosed in the offering materials for each issuer conducting a live offering. Cultivate Capital may choose to compensate outside sources to help market our business and to receive introductions to possible issuers. Compensation to such parties will not be based on the success or size of any transaction. Fees are not based directly or indirectly, on the purchase or sale of a security in reliance on Regulation Crowdfunding, Regulation A or Regulation D and offered on or through www.CultivateCapital.org. Blog posts or the posting of information on our website regarding any issuer, including any links to information either in the blog post or on our website, should not be construed as an endorsement or recommendation of that issuer for any purpose whatsoever. Links are provided for information only and Cultivate Capital and its affiliates are not responsible for any information at the sites linked to. Blog posts or the posting of information on our website do not take into account the investment objectives, financial situation or needs of any particular investor, and each investor should consider whether any investment opportunity is appropriate given their investment objectives and current financial circumstances. Any person considering any investment is encouraged to consult with their own investment or financial advisor, tax advisor and/or attorney before making any investment.

All investments entail risk. The issuers on our site are generally small or early stage companies and are subject to risks inherent in investing in any small or early stage company as well as other risks specific to their business and operations. In addition, securities of these issuers may be highly illiquid, requiring that they be held for an indefinite period of time or have a limited market for resale. Therefore, no one should invest in any of these issuers unless they have no need for liquidity of their investment and can sustain a total loss of their investment. You should only invest an amount of money that you can afford to lose without changing your lifestyle. You should thoroughly review the complete offering materials for any investment opportunity, particularly all risk factors, prior to investing in any offering and become familiar with the investor requirements, investment limits and your ability to resell the investment.

551-279-3744

CULTIVATE CAPITAL GROUP LLC (FORMERLY KNOWN AS BW NETWORK SECURITIES LLC) IS A MEMBER OF FINRA.

CRD#: 300634 SEC#: 8-70293

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EDUCATIONAL MATERIALS

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LUMA SOLAR

THE MANAGEMENT TEAM

GARY ALLEN

CEO

Gary is the main operational and technical leader at LUMA Solar. In this role he is responsible for the design and manufacturing of all LUMA products. Gary has worked in the roofing industry for over forty years, starting at Allen Brothers Inc. at a young age, and working his way up to a Senior Management position.

As a founding Member of LUMA Solar in 2007, Gary designed the original LUMA Solar Roofing System. Over the years, he has refined the design to the point where it is now ready for automated manufacturing methods. Gary's expertise positions him exceptionally well to successfully lead LUMA production and future product development.

Gary will be leveraging the engineering, and leadership skills honed during his long career in the roofing industry to make LUMA a recognized name in the solar roofing business.



ROBERT ALLEN

PRESIDENT



Robert also joined Allen Brothers Inc. early on, and worked his way up to become a senior manager, and eventually to running the business along with Gary. Robert focuses on the marketing and sales side of the business in addition to general business management.

Robert's skill sets at public relations, marketing, and government affairs, have been responsible for the tremendous amount of recognition the LUMA Solar roofing system has received in the press, and the awards it has won from various industry associations. More recently, Robert has been successful at bringing in high visibility projects that have brought a great deal of market interest to LUMA Solar.

Robert's years of management experience and his ability to lead the company towards the vision of becoming a leader in the solar industry are important attributes.

Frequently Asked Questions

Questions About Luma Solar And The Investment Process

1	What do I get for my investment?	+
2	How do I get a return on my investment?	+
3	Why is Luma Solar using Regulation CF/equity crowdfunding for its stock offering?	+
4	Can I invest in Luma Solar if I'm not an accredited investor?	+
5	What is an accredited investor?	+
6	How do I make an investment in Luma Solar?	+
7	How much does the investment cost?	+
8	Is this investment risky?	+
9	What is the investment process?	+
10	Can I invest more than once?	+
11	Can I buy shares as a gift for someone else?	+
12	Can I invest if I'm not 18?	+
13	Can I invest if I don't live in the U.S.?	+
14	Can I sell my securities after I invest?	+
15	Is there a minimum amount I can invest?	+
16	Is there a maximum amount I can invest?	+
17	How do I calculate my net worth?	+
18	Why do I have to give my social security number and date of birth to invest?	+
19	Why do I have to give my income and net worth to invest if I'm not an accredited investor?'	+
20	What are you doing to protect my information?	+

21	What are my options for paying for my investment?	+
22	Can I get a refund?	+
23	Can I invest through my broker?	+
24	Can I invest through my IRA, trust or retirement account?	+
25	What is a rolling close?	+
26	Can I increase my investment after I am issued shares by a company in a rolling close?	+
27	How does the waitlist work?	+
28	Why do I need to give my personal information like my SSN and date of birth during the investment process?	+
29	Why does Luma Solar, or our broker-dealer Cultivate Capital Group LLC sometimes reach out to investors for more information such as a passport, driver's license, utility bill or other documents?	+
30	What Do Luma Solar and Cultivate Capital Group Do To Protect My Personal Information?	+
31	How do I find your stock symbol?	+
32	What happens if Luma Solar doesn't reach their minimum to first closing amount?	+
33	How to communicate with Luma Solar during the securities offering?	+
34	Does it cost to invest in Luma Solar other than the securities price?	+
35	Who should I contact if I have more questions?	+

INVEST NOW ›

Questions About Equity Crowdfunding And Regulation Crowdfunding

1	What is crowdfunding?	+
2	What is the difference between rewards and equity crowdfunding?	+
3	What is the JOBS Act?	+
4	What is Regulation Crowdfunding?	+

INVEST NOW ›



Questions About Investments In General

1	Do you have any tips for a first-time investor in a Regulation Crowdfunding securities offering?	+
2	What is the purpose of a transfer agent?	+
3	What are the potential risks of investing?	+

INVEST NOW ›

CULTIVATE CAPITAL

Disclaimer

 www.CultivateCapital.org is a website owned and operated by Cultivate Capital Group, LLC ("Cultivate Capital"). All Regulation Crowdfunding activities on www.CultivateCapital.org are conducted by Cultivate Capital, a broker-dealer registered with the U.S. Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA).

All securities listed on www.CultivateCapital.org are being offered by the applicable issuer of such securities and all information included on this website related to those securities is the responsibility of each such issuer. The information on our website regarding any issuer or in a blog post is based on publicly available information or directly from the subject issuer. Cultivate Capital and its affiliates make no representation or warranty as to the adequacy, accuracy or completeness of such information. Any written materials on our website have been prepared solely for informative purposes and are not a solicitation of an offer to buy or an offer to sell any security. Cultivate Capital does not give investment advice, recommendations, or analysis as to any securities through www.CultivateCapital.org or in any other manner, nor does it endorse or recommend investments in any company or the suitability of an investment for any particular investor. Cultivate Capital does not provide any legal or tax advice with respect to any securities. Neither Cultivate Capital nor any of its officers, directors, agents, registered representatives and/or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information submitted by or presented. No securities offered on this website have been recommended or approved by any federal or state securities commission or regulatory authority, including but not limited to, the U.S. Securities and Exchange Commission.

By using www.CultivateCapital.org, you accept and agree to be bound by the site's Terms of Use and Privacy Policy as may be amended from time to time without notice or liability. Please be aware that Cultivate Capital or its affiliates receive fees from issuers posted on our website at www.CultivateCapital.org. Details about our compensation are disclosed in the offering materials for each issuer conducting a live offering. Cultivate Capital may choose to compensate outside sources to help market our business and to receive introductions to possible issuers. Compensation to such parties will not be based on the success or size of any transaction. Fees are not based directly or indirectly, on the purchase or sale of a security in reliance on Regulation Crowdfunding, Regulation A or Regulation D and offered on or through www.CultivateCapital.org. Blog posts or the posting of information on our website regarding any issuer, including any links to information either in the blog post or on our website, should not be construed as an endorsement or recommendation of that issuer for any purpose whatsoever. Links are provided for information only and Cultivate Capital and its affiliates are not responsible for any information at the sites linked to. Blog posts or the posting of information on our website do not take into account the investment objectives, financial situation or needs of any particular investor, and each investor should consider whether any investment opportunity is appropriate given their investment objectives and current financial circumstances. Any person considering any investment is encouraged to consult with their own investment or financial advisor, tax advisor and/or attorney before making any investment.

All investments entail risk. The issuers on our site are generally small or early stage companies and are subject to risks inherent in investing in any small or early stage company as well as other risks specific to their business and operations. In addition, securities of these issuers may be highly illiquid, requiring that they be held for an indefinite period of time or have a limited market for resale. Therefore, no one should invest in any of these issuers unless they have no need for liquidity of their investment and can sustain a total loss of their investment. You should only invest an amount of money that you can afford to lose without changing your lifestyle. You should thoroughly review the complete offering materials for any investment opportunity, particularly all risk factors, prior to investing in any offering and become familiar with the investor requirements, investment limits and your ability to resell the investment.

551-279-3744

CULTIVATE CAPITAL GROUP LLC (FORMERLY KNOWN AS BW NETWORK SECURITIES LLC) IS A MEMBER OF FINRA.

CRD#: 300634 SEC#: 8-70293

EXHIBIT D TO FORM C VIDEO TRANSCRIPT

None

EXHIBIT E TO FORM C SUBSCRIPTION AGREEMENT

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

Luma Resources, LLC, d/b/a Luma Solar
2691 Leach Road
Rochester Hills, MI 48309

Ladies and Gentlemen:

The undersigned understands that Luma Resources, LLC, d/b/a Luma Solar, a Limited Liability Company organized under the laws of Michigan (the "Company"), is offering up to $1,235,000.00 of Class A Units (the "Securities") in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C/A, dated August 31, 2023 (the "Form C/A"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act.

1.   Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2.   Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3.   The Closing. The first closing of the purchase and sale of the Securities (the "Closing") took place on August 31, 2023. Additional closings will take place at such time and place as the Company may designate by notice to the undersigned. A final closing will take place for subscriptions received by 11:59 PM Eastern on November 21, 2023 at some time after that date, but additional subscriptions will not be accepted following that date unless the offering is extended by the issuer in their discretion.

4.   **Payment for Securities.** Payment for the Securities shall be received by North Capital Private Securities Corporation (the "Escrow Agent") from the undersigned by payment via credit card, debit card, ACH or wire transfer of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon each Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by an SEC licensed transfer agent which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(a)   The Company is offering up to $1,235,000.00 (the "Maximum Offering") of the Securities under Regulation CF (this "Offering"). The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Offering") with oversubscriptions to be allocated at the Company's discretion. The Company received commitments from investors in an amount totaling the Minimum Offering before August 31, 2023 (the "Offering Deadline") and held an initial closing on escrowed funds. Had the sum of the investment commitments not equaled or exceeded the Minimum Offering by the Offering Deadline, no Securities would have been sold in the Offering, all investment commitments would have been cancelled, and all committed funds would have been returned to potential investors without interest or deductions. The Company had the right to extend the Offering Deadline at its discretion.

(b)   The Offering is being made through Cultivate Capital Group LLC (the "Intermediary). In order to purchase the Securities, the undersigned agrees to complete the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If you make an investment commitment under a name that is not your legal name, you may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by you. Investor funds will be held in escrow with North Capital Private Securities Corporation until the Target Offering Amount of investments is reached. You may cancel an investment commitment until 48 hours prior to the Offering Deadline or a closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **If you use a credit card to invest, by signing below you represent and warrant to not claim fraud or claw back your committed funds or to otherwise attempt a "chargeback" to cancel your investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or closing.**

(c)   The Company will notify you when the Minimum Offering has been reached. If the Company reaches the Minimum Offering prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Offering and providing notice to you. If any material change (other than reaching the Minimum Offering) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to you and receive reconfirmations from you if you have already made a commitment. If you do not reconfirm your investment commitment after a material change is made to the terms of the Offering, your investment commitment will be cancelled, and your committed funds will be returned without interest or deductions. If you do not cancel an investment commitment before the Target

Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and you will receive the Securities in exchange for your investment. Any investor funds received after the initial closing will be released to the Company upon a subsequent closing and the investor will be notified via e-mail of the issuance of their Units, which will be held in book entry form and will not be certificated in exchange for his or her investment as soon as practicable thereafter.

(d)   Subscription agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of your subscription, your funds will be returned without interest or deduction.

(e)   The price of the Securities was determined arbitrarily. The minimum amount that you may invest in the Offering is $1,000.00.

5.   Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a)   The Company is duly formed and validly existing under the laws of Michigan with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b)   The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c)   The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d)   Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. **Representations and Warranties of the Undersigned.** The undersigned hereby represents and warrants to and covenants with the Company that:

(a) **General.**

(i) The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

(ii) The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

(iii) The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

(iv) Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(v) The undersigned has been informed and is aware that the Securities do not have voting rights unless and until converted into Common Units.

(b) **Information Concerning the Company.**

(i) The undersigned has reviewed a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

(ii) The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

(iii) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Cultivate Capital Group LLC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, Cultivate Capital Group LLC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Cultivate Capital Group LLC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Cultivate Capital Group LLC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

(iv)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(v)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(vi)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

(vii)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(viii)   Undersigned has up to 48 hours before a closing in which undersigned's shares will be issued to cancel the purchase and get a full refund

(c)   **No Guaranty.** The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

(d)   *Status of Undersigned.* The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(e)   *Restrictions on Transfer or Sale of Securities.*

(i) The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(ii) The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

(iii) The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

7. **Conditions to Obligations of the Undersigned and the Company.** The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. **Revisions to Manner of Holding.** In the event that the Company decides in its discretion to create convert an entity whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPV") to make offerings under Section 4(a)(6), the undersigned agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

9. **Obligations Irrevocable.** Following the Closing, the obligations of the undersigned shall be irrevocable.

10. **Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11.   Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12.   Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Detroit, MI which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14.   Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Michigan, without regard to conflict of law principles thereof.

15.   Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16.   Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17.   Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:

Luma Resources LLC d/b/a Luma Solar
2691 Leach Road
Rochester Hills, MI 48309
E-mail: r@lumasolar.com
Attention: Robert Allen

If to the Purchaser:

_____

_____

_____
E-mail:

18.   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19.   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20.   Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21.   Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

22.   No Certificates. You will be notified via e-mail of the issuance of your Units when compliance is complete and a closing takes place involving your investment. All Units are held in book entry form and no certificates will be issued.

23.   Agreement to Be Bound By Operating Agreement. By signing this document, you agree to be bound by the Luma Resources, LLC d/b/a Luma Solar Limited Liability Company Agreement. Your signature on this document binds you to all terms and conditions of the Luma Resources, LLC d/b/a Luma Solar Limited Liability Company Agreement, and any amendment to the Luma Resources, LLC d/b/a Luma Solar Limited Liability Company Agreement that may occur in the future. You hereby waive the right to sign a joinder or similar document to be bound by the Luma Resources, LLC d/b/a Luma Solar Limited Liability Company Agreement, but rather agree that you have read said agreement, agree with the terms, and agree to be bound by the Luma Resources, LLC d/b/a Luma Solar Limited Liability Company Agreement by signing below.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this _____ day of _____, 2023.

PURCHASER

By: _____

Name: _____

E-mail: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to _____Units for $_____.

LUMA RESOURCES, LLC, d/b/a LUMA SOLAR

By: _____

Name: _____

Title: _____

EXHIBIT F TO FORM C DISCLAIMERS

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY.

FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT AND INTERMEDIARY

NEITHER CULTIVATE CAPITAL GROUP LLC, THE INTERMEDIARY, NOR NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW AGENT HAS INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF INVESTMENT IN THE SECURITIES NOR HAVE EITHER OR BOTH APPROVED, ENDORSED OR PASSED UPON THE MERITS OF PURCHASING THE SECURITIES; AND THE NAME OF ESCROW AGENT HAS NOT AND SHALL NOT BE USED IN ANY MANNER IN CONNECTION WITH THE OFFERING OF THE SECURITIES OTHER THAN TO STATE THAT ESCROW AGENT HAS AGREED TO SERVE AS ESCROW AGENT FOR THE LIMITED PURPOSES SET FORTH IN THIS AGREEMENT.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE.

FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts.
These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT G TO FORM C
ADDITIONAL CORPORATE DOCUMENTS



LIMITED LIABILITY COMPANY AGREEMENT

OF

LUMA RESOURCES, LLC
dba LUMA SOLAR

THE INTERESTS AND UNITS IN THIS COMPANY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THAT ACT AND THE APPLICABLE STATE SECURITIES LAWS, OR THE COMPANY WILL HAVE RECEIVED AN OPINION OF COUNSEL (WHICH COUNSEL AND OPINION WILL BE SATISFACTORY TO THE COMPANY'S COUNSEL) THAT REGISTRATION OF SUCH SECURITIES UNDER THAT ACT AND UNDER THE APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED.

THE INTERESTS AND UNITS IN THIS COMPANY ARE SUBJECT TO THE RESTRICTIONS AND PROVISIONS OF THIS LIMITED LIABILITY COMPANY AGREEMENT AND MAY ONLY BE DISPOSED OF OR ENCUMBERED IN COMPLIANCE HEREWITH.

LIMITED LIABILITY COMPANY AGREEMENT
OF
LUMA RESOURCES, LLC
dba Luma Solar

THIS LIMITED LIABILITY COMPANY AGREEMENT ("**Agreement**") is dated as of May 1, 2023, and is between Luma Resourses, LLC, a Michigan limited liability company (the "**Company**" or "**Luma**"); and the persons executing this Agreement as "Members" (as set forth on **Schedule A** attached hereto) (the "**Members**").

On January 15, 2008, the Company was formed by the filing of the Certificate (defined below) with the Michigan Secretary of State under the Michigan Limited Liability Company Act (the "**Act**"). In addition Luma filed the appropriate form with the Michigan Department of Licensing and Regulatory Affairs to register Luma Solar as an assumed name of Luma Resources, LLC on July 12, 2019.

The Members and the Managing Member hereby adopt this Agreement as the "Limited Liability Company Agreement" of the Company under the Act to set forth the rules, regulations and provisions regarding the management and business of the Company, the governance of the Company, the conduct of its business, and the rights and privileges of its Members and the Managing Member.

In consideration of the premises and the mutual agreements contained herein, the parties hereto agree as follows:

SECTION 1
BUSINESS PURPOSES AND OFFICES

1.1 **Business Purpose**. The business purpose of the Company will be to engage in the manufacturing of solar panel roofing systems, and all activities incidental thereto, all in accordance with this Agreement. The Company will be an association among the Members only for such specifically authorized business purpose and will not be deemed to create any association among the Members with respect to any other activities whatsoever other than the activities within such business purpose described herein. The Company will not engage in any other business without the written consent of a Majority in Interest (defined below).

1.2 **Principal Office**. The principal business office of the Company will be located at Rochester Hills, Michigan, or such place(s) within the United States of America as the Managing Member may determine from time to time.

1.3 **Registered Office and Resident Agent**. The location of the registered office and the name of the resident agent of the Company in the State of Michigan will be as stated in the Certificate, or as will be determined from time to time by the Managing Member and appropriately filed with the Michigan Secretary of State as required by the Act.

1.4 **Foreign Qualification**. The Company will register and qualify as a foreign limited liability company under the laws of such jurisdictions as may be determined by the Managing Member. The location of the registered office and the name of the resident agent of the Company in each foreign jurisdiction will be determined from time to time by the Managing Member and appropriately filed with the appropriate offices in such jurisdiction.

1.5 **Formation**. Upon execution of this Agreement, the Managing Member will be and continue as an "authorized person" within the meaning of the Act. Each Member was admitted to the Company as a member at the time of filing of the Certificate, and the Certificate is hereby ratified by the Members upon execution of this Agreement.


SECTION 2
DEFINITIONS


2.1 **Terms Defined Herein**. Certain terms used in this Agreement are defined in the Tax Exhibit (defined below) or elsewhere in this Agreement. As used herein, the following terms will have the following meanings, unless the context otherwise specifies:

"**Act**" means the Michigan Limited Liability Company Act, as amended or replaced from time to time.

"**Agreement**" means this Limited Liability Company Agreement of the Company, as amended from time to time.

"**Allocations**" means any allocations among the Unit Holders of Income, Loss, Credits or items thereof.

"**Assignee**" means a Person to whom all or part of a Member's Unit has been transferred, but has not been admitted as a Substitute Member with respect to such Transferred Unit and is not otherwise a Member.

"**Assignee Units**" means those Units held by an Assignee and such Units shall only entitle the Assignee to the Economic Rights, and not any of the other voting or other rights, of a Member.

"**Available Cash**" means the aggregate amount of cash on hand or in bank, money market or similar accounts of the Company at any given time derived from any source (other than Capital Contributions and Liquidation Proceeds) which the Managing Member determines is available for distribution to the Unit Holders in accordance with the Act, any applicable loan covenants, and after the payment of Placement Fees, professional fees and such other expenses of the Company, and taking into account any amount required or appropriate to maintain a reasonable amount of Reserves, and the future payment of any Deferred Payment pursuant to **Section 9.7**.

"**Bankruptcy**" means, with respect to any Person, the entry of an order for relief against such Person under the United States Bankruptcy Code, the insolvency of such Person under any state insolvency act or any other event of "bankruptcy" with respect to such Person as described in the Act.

"**Business**" means the business of manufacturing solar roofing systems, and all activities incidental thereto, to be conducted by the Company in accordance with this Agreement.

"**Capital Account**" means the separate bookkeeping account established and maintained for each Member by the Company in accordance with **Section 3.3**.

"**Capital Contribution**" with respect to a Member, means the total amount of cash and the net Fair Value of property contributed by such Member (or his predecessor in interest) to the capital of the Company.

"**Certificate**" means the Certificate of Formation of the Company filed with the Michigan Secretary of State, as amended from time to time.

"**Class A Capital Contribution**" means, with respect to each Class A Unit Holder, the aggregate amount of Capital Contributions made by such Person to the Company in exchange for Class A Units.

"**Class A Capital Conversion**" means, with respect to each Class A Units, the Class A Units will automatically convert into Common Units when the entire cost of the each Class A Unit has been returned to the Class A Unit Holder by the Company. The Class A Unit Holder may also voluntarily convert their Class A Units into Common Units at any time prior to the automatic conversion.

"**Class A Distribution**" With respect to Class A Units held by a Class A Unit Holder, a pro-rata amount equal to 10% of the annual EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) which is distributed annually to Class A Members within 90 days of the end of the fiscal year, until Class A unit Holders have received 100% of their original investment back. The distribution percentage is based on a funding of $2 million under these terms.

"**Class A Member**" means Members who are listed on Schedule A as Class A Unit Holders.

"**Class A Percentage**" means, with respect to a Class A Unit Holder as of any particular time, that fraction, expressed as a percentage, having as its numerator the total amount of Class A Units owned by such Class A Unit Holder and having as its denominator the total amount of Class A Units owned by all Class A Unit Holders as of such time. The sum of the Class A Percentages of all Class A Unit Holders shall at all times equal 100%.

"**Class A Unit Holder**" means any Member or Assignee owning Class A Units.

"**Class A Units**" means all Units that are designated as Class A Units on Schedule A. Unless otherwise provided by the Act, or expressly provided for herein, Class A Units shall not have the right to vote with respect to matters required to be voted on by the Members.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time, or corresponding provisions of future laws.

"**Common Member**" means those Members who are listed on Schedule A as Common Unit Holders

"**Common Profits Percentage**" means, with respect to a Common Unit Holder, that fraction, expressed as a percentage, having as its numerator the number of Common Units owned by such Common Unit Holder and having as its denominator the total outstanding number of Common Units owned by all of the Common Unit Holders as of such time. The sum of the Common Profits Percentages of all Common Unit Holders shall at all times equal 100%.

"**Common Unit Holder**" means any Member or Assignee owning Common Units.

"**Common Units**" means all Units designated as Common Units on Schedule A.

"**Company**" means Luma Resources, LLC, dba Luma Solar, a Delaware limited liability company.

"**Designated Representatives**" has the meaning set forth in **Section 5.3.**

"**Distributions**" means any distributions by the Company to the Unit Holders of Share of Net Profits, Available Cash or Liquidation Proceeds.

"**EBITDA**" means Earnings Before Interest, Taxes, Depreciation and Amortization.

"**Economic Rights**" has the meaning set forth in **Section 9.2.**

"**Fair Value**" of an asset or property means its fair market value.

"**Gross Asset Value**" means, with respect to property, the property's adjusted basis for federal income tax purposes, except that:

    (a)   the initial Gross Asset Value of contributed property other than cash shall be the gross Fair Value of such property, as agreed by the Members as evidenced in this Agreement;

    (b)   the Gross Asset Values of all property shall be adjusted to equal its respective Fair Values as of the times of any Revaluation;

    (c)   the Gross Asset Value of any property distributed to any Member shall be adjusted to equal the gross Fair Value of such property on the date of distribution as determined by the distributee and the Managing Member; provided, however, if the distributee is a related party with respect to the Managing Member, the agreement as to value shall require the consent of the remaining Members (excluding the distributee); and

    (d)   the Gross Asset Value of property shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such property pursuant to Code Section 734(b) or Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulation § 1.704-1(b)(2)(iv)(m).

"**Involuntary Transfer**" means, with respect to a Unit and despite the Transfer restrictions set forth in this Agreement, that the Unit has been Transferred (i) by operation of law (such as, without limitation, Transferred to a Member's trustee in Bankruptcy or Transferred to a guardian or conservator of an incompetent person or Transferred by court order, but not including Transfer upon death), (ii) pursuant to a dissolution of marriage or separation, or (iii) under levy of attachment or charging order or upon foreclosure of a pledge or security interest.

"**Liquidation Proceeds**" means all Property at the time of final liquidation of the Company and all proceeds thereof.

"**Luma**" means Luma Resources, LLC dba Luma Solar.

"**Majority in Interest**" means any Common Member or group of Common Members holding an aggregate of more than 50% of the Voting Percentage held by all Common Members.

"**Managing Member**" means the Person(s) serving as the Managing Member of the Company from time to time, as determined under **Section 6.1** below. The initial Managing Member is Robert Allen.

"**Members**" means those Persons executing this Agreement as members of the Company, or otherwise becoming bound by this Agreement as members of the Company as provided in this Agreement, including any Substitute Members, in each such Person's capacity as a member of the Company. The Members are set forth on **Schedule A** attached hereto. **Schedule A** will be updated from time to time by the Managing Member to reflect the then current Members of the Company.

"**Offering**" means the Luma Resources, LLC Regulation CF offering of up to $1.235 million dated May ___, 2023.

"**Person**" means any natural person, partnership, limited liability company, corporation, association, cooperative, trust, estate, custodian, nominee or other individual or entity in its own or representative capacity.

"**Placement Fees**" means any fees paid to placement agents by the Company in return for services provided in connection with an offering of securities by the Company.

"**Property**" means all properties and assets that the Company may own or otherwise have an interest in (to the extent of such interest) from time to time.

"**Reserves**" means amounts set aside from time to time by the Managing Member in accordance with **Section 4.8**.

"**Revaluation**" has the meaning set forth in the Tax Exhibit.

"**Subscription Agreement**" means a Subscription Agreement between the Company and a Member, pursuant to which a Member agrees to purchase Units in the Company.

"**Subscription Date**" means the date that the Company accepts a Subscription Agreement from a Member.

"**Substitute Member**" has the meaning set forth in **Section 9.3** below.

"**Tax Exhibit**" means the additional definitions and provisions that are contained in **Schedule B**.

"**Transfer**" or "**Transferred**" means (i) when used as a verb, to give, sell, exchange, assign, transfer, pledge, hypothecate, bequeath, devise or otherwise dispose of or encumber, and (ii) when used as a noun, the nouns corresponding to such verbs, in either case voluntarily or involuntarily, by operation of law or otherwise, including, without limitation, upon Bankruptcy, death, divorce, marriage dissolution or otherwise.

"**Treasury Regulations**" means the regulations promulgated by the Treasury Department with respect to the Code, as such regulations are amended from time to time, or corresponding provisions of future regulations.

"**Units**" means all of a Member's rights and interests in, and obligations to, the Company in its capacity as a Member, all as provided in the Certificate, this Agreement and the Act. "Unit" does not include a Member's rights as a lender to or creditor of the Company, as an independent contractor of the Company, or in any other similar capacity. For purposes of the Uniform Transfer on Death Security Registration Act or any similar applicable legislation and for purposes of granting and perfecting a security interest, a Unit in the Company will be and is a "security" as defined in and governed by Article 8 of the Uniform Commercial Code. "Units" refer to all of the "Class A Units," and "Common Units", and shall include Units that may be created and issued by the Company after the date hereof pursuant to **Section 9.5**. The Units are designated in **Schedule A** hereto, with each such class of Units conferring the respective rights, privileges, preferences, benefits, powers, duties and limitations provided in this Agreement with respect thereto.

"**Unit Holder**" refers to Class A Unit Holders and Common Unit Holders.

"**Voting Percentage**" means, with respect to a Member as of any particular time, that fraction, expressed as a percentage, having as its numerator the number of Common Units owned by such Member and having as its denominator the total outstanding number of Common Units owned by all of the Members as of such time. The sum of the Voting Percentages of all Members shall at all times equal 100%. No Common Units held by Assignees (which are Assignee Units) and no Class A Unit Holders (in such capacity) will be entitled to vote on any matter to be voted on by the Members in this Agreement, and only Common Units held by Members will be taken into account in determining the Voting Percentages of the Members.

"**Withdraw**" or "**Withdrawal**" means any action taken by a Member which is intended by such Member to be in the nature of a resignation, retirement, withdrawal, quitting or otherwise voluntarily ceasing to be a Member of the Company.

2.2   **Other Definitional Provisions**. As used in this Agreement, accounting terms not defined in this Agreement, and accounting terms partly defined to the extent not defined, will have the respective meanings given to them under tax accounting principles.

(a)   The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement, and section, subsection, schedule and exhibit references are to this Agreement unless otherwise specified.

(b)   Words of the masculine gender will be deemed to include the feminine or neuter genders, and vice versa, where applicable. Words of the singular number will be deemed to include the plural number, and vice versa, where applicable.

SECTION 3
CAPITAL CONTRIBUTIONS AND LOANS

3.1   **Initial Capital Contributions**. The initial Members have agreed to make the Capital Contributions in cash set forth in their respective Subscription Agreements and signature pages to this Agreement, which amounts will be set forth on the initial **Schedule A** to be prepared by the Managing Member. **Schedule A** may be updated from time to time by the Managing Member.

3.2   Additional Capital Contributions. No Member will be required to make any additional Capital Contributions to the Company. Additional Capital Contributions may be received by the Company only in accordance with **Section 9.5** below.

3.3   Capital Accounts. A separate Capital Account will be maintained for each Member in accordance with the Tax Exhibit.

3.4   Capital Withdrawal Rights, Interest and Priority. Except as otherwise expressly provided in this Agreement, (i) no Member will be entitled to withdraw, receive any return of or reduce such Member's Capital Contribution or Capital Account or to receive any distributions from the Company, (ii) no Member will be entitled to demand or receive Property other than cash in return for its Capital Contribution or as part of any Distribution, (iii) no Member will be entitled to receive or be credited with any interest on any Capital Contribution or the balance in such Member's Capital Account at any time, and (iv) no Member will have any priority over any other Member as to the return of the Capital Contribution of such Member or the balance in such Member's Capital Account.

3.5   Loans From Members. Any Member or affiliate of a Member may make (but will not be obligated to make) a loan to the Company in such amounts, at such times and on such terms as may be approved in good faith by the Managing Member. Loans by any Member or an affiliate of a Member will not be considered as contributions to the capital of the Company.

(a)   No Member will be obligated to guarantee or cause any other Person to guarantee personally or provide any personal collateral to secure the obligations of the Company. If a Member or affiliate of a Member personally guarantees or provides any personal collateral to secure the obligations of the Company, the Company may pay such Member or affiliate a reasonable fee for such personal risk as may be approved in good faith by the Managing Member.

(b)   A Member or an affiliate of a Member who makes a loan to the Company will have no fiduciary or other duty to not declare a default or event of default or to not initiate any collection, enforcement or foreclosure actions or proceedings by it as a lender upon the occurrence of a default by the Company (even if such default by the Company could have been avoided or cured by an additional Capital Contribution or loan by such Member or an affiliate of the Member).

3.6   No Personal Liability. Except as otherwise expressly provided in this Agreement, no Member will be personally liable for the return of any Capital Contributions of, or loans made by, the Members or any portion thereof and the return of Capital Contributions and repayment of loans will be made solely from the Company's assets. Except as otherwise expressly provided in this Agreement, the Members will not be personally liable for the payment or performance of the debts and other obligations of the Company, except as and to the extent the Member expressly agrees to be personally bound.

3.7   No Liability for Restoration of Negative Capital Account. Notwithstanding anything in this Agreement to the contrary, no Member will have an obligation to contribute additional capital to the Company to restore a negative Capital Account balance to zero (unless and to the extent such negative Capital Account balance results from an inaccurate Distribution made to or received by a Member that results in another Member having a final positive Capital Account balance).

3.8   Certification of Interests.

(a)   Each of the Units of the Members in the Company will be and is a "security", as defined in and governed by Article 8 of the Uniform Commercial Code, and will be represented in registered form by a certificate in the form of the Unit Certificates attached hereto as **Schedule C** (which includes a form Unit Certificate for both Common Units and Class A Units). As such, the Units will be and are "**certificated securities**" for all purposes under the Uniform Commercial Code.

(b)   Each Member will be entitled to receive a Unit Certificate, signed by the Managing Member, representing the number of Units owned by such Member and registered in the Member's name. Such Unit Certificates will be issued in numerical order.

(c)   The Company will maintain Unit registration and transfer books. Transfers of Units will be made only upon such registration and transfer books, and in further compliance with the provisions of this Agreement relating to Transfers of Units and Substitute Members. Before a new Unit Certificate is issued, the Company may require, in its discretion, that the prior Unit Certificate representing the Units to be Transferred will be surrendered for cancellation. Except as may be otherwise provided by law, the Company will be entitled to treat the registered holder of any Units of the Company, as shown on the registration and transfer books of the Company, as the owner of such Units and of all rights derived from such Units for all purposes, and the Company will not be obligated to recognize any equitable or other claim to or interest in such Units on the part of any other Person, including, but not limited to, a purchaser, pledgee, assignee or transferee of such Units, unless and until such person becomes the registered holder of such Units on the registration and transfer books of the Company. The foregoing will apply whether or not the Company will have either actual or constructive notice of the claim by or the interest of such Person.

(d)   Upon execution of this Agreement and receipt by the Company of the Member's Capital Contribution under **Section 3.1**, the Company will issue Unit Certificates to the Members for the type and number of Units set forth on **Schedule A**.

SECTION 4
ALLOCATIONS AND DISTRIBUTIONS

4.1   Non-Liquidation Cash Distributions. The amount, if any, of Available Cash shall be determined by the Managing Member and shall be distributed to the Members from time to time as required herein and in the following order of priority:

(a)   Class A Return. First, on no later than March 31st of each year starting in 2024 to each Class A Unit Holder an amount equal to their pro-rata defined Class A Distribution.

(b)   Remaining Available Cash. Last, after the Class A Distributions have been made, the balance, if any, of Available Cash is available to the Common Unit Holders in accordance with their respective Common Profits Percentages at the discretion of the Managing Member.

4.2   Liquidation Distributions. Liquidation Proceeds will be distributed in the following order of priority:

(a)   Liabilities. To the payment of debts and liabilities of the Company (including to Members to the extent otherwise permitted by law) and the expenses of liquidation; then

(b)   Reserves for Liabilities. To the setting up of such reserves as the Person required or authorized by law to wind up the Company's affairs may reasonably deem necessary or appropriate for any disputed, contingent or unforeseen liabilities or obligations of the Company, provided that any such reserves will be held for such period as such Person deems advisable for the purpose of applying such reserves to the payment of such liabilities or obligations and, at the expiration of such period, the balance of such reserves, if any, will be distributed as hereinafter provided; then

(c)   Class A Unit Holders. To the Class A Unit Holders, in accordance with their relative unpaid Class A Return on Class A Capital Contribution balances, then

(d)   Common Unit Holders. The remainder to the Common Unit Holders in accordance with their respective Common Profits Percentages.

4.3   Profits, Losses and Distributive Shares of Tax Items. The Company's net income or net loss, as the case may be, for each taxable year of the Company, as determined in accordance with such method of accounting as may be adopted for the Company in accordance with **Section 8** hereof, will be allocated to the Members for both financial accounting and income tax purposes as set forth in this **Section 4**, except as otherwise provided for herein or unless all Members agree otherwise.

4.4   Allocation of Income, Loss and Credits.

(a)   Except as otherwise provided in the Tax Exhibit, Income and Losses for any taxable year or other period shall be allocated among the Members to the extent necessary to cause the Capital Account balance of each Member (as determined after reflection therein of allocations for such period under the Tax Exhibit) to equal (i) the amount that would be distributable to such Member under **Section 4.2**, if, on the last day of such taxable year, the Company sold all of its remaining assets for an amount equal to their respective Gross Asset Values (limited with respect to each Nonrecourse Liability to the Gross Asset Value securing that liability) and applied all remaining proceeds in accordance with **Section 4.2** on the last day of such taxable year reduced by (ii) such Member's share of Company Minimum Gain and Member Minimum Gain immediately prior to the hypothetical sale.

(b)   Credits for any taxable year or other period shall be allocated among the Members in accordance with their respective Percentage Interests.

4.5   Special Tax Rules. The special tax rules set forth in the Tax Exhibit will override any other provision of this **Article 4**.

4.6   No Priority. Except as may be otherwise expressly provided in this Agreement, no Member will have priority over any other Member as to Company income, gain, loss, credits and deductions or distributions.

4.7   Tax Withholding. Notwithstanding any other provision of this Agreement, the Managing Member is authorized to take any action that it determines to be necessary or appropriate to cause the Company to comply with any withholding requirements established under any federal, state or local tax law, including, without limitation, withholding on any distribution to any Member. For all purposes of this **Section 4**, any amount withheld on any distribution and paid over to the appropriate governmental body will be treated as if such amount had in fact been distributed to the Member.

4.8   Reserves. The Managing Member will have the right to establish, maintain and expend reasonable Reserves to provide for working capital, for debt service, for expected operating deficits, and for such other purposes as the Managing Member may deem necessary or advisable.

SECTION 5
MEMBERS' MEETINGS

5.1   Meetings of Members; Place of Meetings. If required by the Act, an annual meeting of the Members will be held on the second Wednesday in January of each year or on such other date as the Members will determine. Regular monthly, quarterly or other periodic meetings may be held upon the determination of the Managing Member or a Majority in Interest to hold such meetings. Special meetings may be called at any time by the Managing Member or by any Member or group of Members with a Voting Percentage of at least 20%. Meetings (whether annual, regular or special meetings) of the Members may be held for any purpose or purposes, unless otherwise prohibited by statute. All meetings of the Members will be held at such place as will be stated in the notice of the meeting or at any other location agreed upon by the Managing Member and all of the Members. The Members of the Company may participate in a meeting by means of conference telephone or similar communication equipment whereby all of the Members participating in the meeting can hear each other, and participation in a meeting in this manner will constitute presence in person at the meeting. Only the Managing Member and Members (and not Assignees) holding Common or Class A Units will be entitled to attend, receive notice of, and to participate in, any meetings of the Members.

5.2   Quorum; Voting Requirement. The presence, in person or by valid proxy, of a Majority in Interest will constitute a quorum for the transaction of business by the Members. The affirmative vote of a Majority in Interest will constitute a valid decision of the Members, except where a greater vote is required by the Act, the Certificate or this Agreement. Whenever the consent or approval of the Members is required in this Agreement for any transaction or act of the Company, such consent or approval will be required by Members holding the applicable aggregate Voting Percentages as stated in this Agreement and there will be no requirement that the majority of the Members, by number, approve or consent to any transaction or act.

5.3   Designated Representatives; Proxies.

(a)   Each Member that is an entity (or a trust) will designate in writing to the Company and the other Members the names of up to two officers, directors, partners, members, managers, employees, trustees, or other affiliates of the Member who are to serve as the "**Designated Representatives**" of the Member at all meetings and in all votes, consents and approvals of the Members, as provided below. The designated individual(s) will be the official Designated Representative(s) of the designating Member. One of such Designated Representatives will be the primary voting representative of the Member and the other (if any) will be the alternate voting representative. Both Designated Representatives of a Member may attend meetings but only one Designated Representative will cast the Member's official vote on any matter. The initial Designated Representatives of the entity (or trust) Members are as shown on **Schedule A**. If neither Designated Representative of a Member is able to attend a particular meeting, the Member may designate in writing another officer, director, partner, member, manager, employee, trustee, or affiliate of the Member to have voting privileges for that specific meeting. A Member may change either or both of its Designated Representatives at any time by giving written notice thereof to the Company and the other Members. No compensation will be paid by the Company to any Designated Representative for his or her services in such capacity.

(b)   At any meeting of the Members, every Member (acting through a Designated Representative if applicable) having the right to vote will be entitled to vote in person or by written proxy signed by such Member appointing another Member to vote for such Member. No proxy may be given to any Person other than another Member.

5.4   Notice. Written notice stating the place, day and hour of each meeting and, in the case of a special meeting, the purpose for which the meeting is called will be delivered not less than ten days nor more than 60 days before the date of the meeting, either personally, by mail or by electronic mail, by or at the direction of the person calling the meeting, to each Member entitled to vote at such meeting. Notice to Members, (i) if mailed, will be deemed delivered as to any Member when deposited in the United States mail, addressed to the Member at its usual place of business or last known address, with postage prepaid and (ii) if sent by electronic mail, will be deemed delivered as to any Member when sent to the electronic mail address last provided to the Company by such Member with affirmative confirmation of receipt from such Member.

5.5   Waiver of Notice. When any notice is required to be given to any Member, a waiver thereof in writing signed by the Member, whether before, at, or after the time stated therein, or any attendance of the Member at the meeting (other than at the beginning of the meeting to object to the holding of the meeting), will be equivalent to the giving of such notice.

5.6   Action Without Meeting. A meeting of the Members will not be required for the Members to make any decision or to take any action to be made or taken by the Members by a Majority in Interest or unanimously. Any decision or action required or permitted to be taken by the Members may be taken without a meeting if the action is evidenced by one or more written consents or documents constituting or describing the action to be taken, signed by a Member or Members having the requisite aggregate Voting Percentages. A copy of such written consent to action will be given to each Member.

SECTION 6
MANAGEMENT

6.1   The Managing Member.

(a)   Except as otherwise provided in this Agreement, the business and affairs of the Company will be managed by and under the direction of the Managing Member, subject to the limitations and restrictions set forth in this Agreement. The Managing Member may execute on behalf of the Company all instruments, documents and contracts, exercise all of the powers of the Company, and do all such lawful acts and things, that are not by law, the

Certificate or this Agreement directed or required to be exercised or done by the Members. Any decision or act of the Managing Member within the scope of its authority granted hereunder will control and will bind the Company. No Member, in such capacity, will have any authority to bind the Company, except as part of an action of the Members as specifically authorized or required of the Members by this Agreement.

(b)   The initial Managing Member is Robert Allen.

(c)   The Managing Member may resign from such position at any time upon giving 30 days' prior written notice to the Members. Common Members holding an aggregate of more than 67% of the Voting Percentage held by all Common Members may remove the Managing Member from such position for any reason or no reason at any time by giving notice of the removal to the Managing Member.

(d)   Upon the death, mental incapacity (as certified by a mental health professional), resignation or removal of the Managing Member, a Majority in Interest will appoint or elect a replacement Managing Member (who, in the case of a removal, shall not be the same person).

(e)   The Managing Member will not be required to devote all of its time and business efforts to the affairs of the Company, but the Managing Member will devote so much of its time and attention as is reasonably necessary and advisable to manage the affairs of the Company to the best advantage of the Company.

   6.2   Authority of the Managing Member. In addition to the rights and authority given to the Managing Member elsewhere in this Agreement, but subject to the limitations set forth in **Sections 6.3** and elsewhere in this Agreement, the Managing Member will have the right, power and authority from time to time to make such decisions and take such actions for and on behalf of the Company, or delegate the same to the appropriate employees of the Company, as the Managing Member deems necessary or appropriate to operate the Business and, not in limitation of the foregoing, to make the following decisions and take the following actions for and on behalf of the Company, all subject to any limitations set forth in this Agreement or in the Act:

(a)   Selection and decisions relating to the Company's legal, accounting and other professional advisors;

(b)   Selection and employment decisions and policies relating to officers, employees, agents, and independent contractors of the Company;

(c)   Acquisition of insurance coverage for the protection or benefit of the Company or the Property;

(d)   Temporary investment of funds of the Company in short term investments where there is appropriate safety of principal;

(e)   Provide financing as needed, and cause the Company to engage in any activities incidental thereto, including but not limited to making loans or advances to Persons;

(f)   Purchase, lease, or sale equipment;

(g)   Subject to **Section 3.5(a)**, any borrowing of funds or the granting of any mortgage, deed of trust, security interest or similar lien on any Property in the ordinary course of business, provided however, that the Managing Member cannot place a first preferred mortgage on the property without the express permission of a Majority in Interest;

(h)   Purchase, lease or otherwise acquire, or sell, lease or otherwise dispose of any personal property of the Company;

(i)   Guarantee or assume any liability or obligation of any other Person up to a maximum value of $100,000. Any amount above this limit must be approved by a Majority in Interest.

(j)   To: (i) bring or defend, pay, collect, compromise, arbitrate, resort to legal action or otherwise adjust claims or demands of or against the Company; (ii) make or revoke any election available to the Company under any tax law; (iii) enforce the Company's rights and perform its obligations under all agreements to which the Company is a party; (iv) administer, amend, extend and renew all Company agreements; (v) carry out the decisions of the Members made in accordance with this Agreement; (vi) prepare, execute, and file any documents required to be filed with any government authority; and (vii) expend Company funds necessary or appropriate to effect any of the foregoing;

(k)   Appoint such officers as the Managing Member may determine from time to time, which may include, without limitation a Chief Executive Officer, a President, and other Managing Directors (the "**Officers**"). Any two of such Officers may be held by the same Person, but no Officer shall execute, acknowledge or verify any instrument in more than one capacity. Each Officer shall have the duties assigned to him/her by the Managing Member. Except as determined by the Managing Member, no Officer of the Company shall receive any compensation for services rendered to the Company by such person in such capacity. Any Officer may be removed at any time, with or without cause, by the Managing Member. Any Officer may resign at any time by delivering notice to the Company, such resignation to be effective when such notice is delivered, unless the notice specifies a later effective date and the Managing Member agrees with such later effective date. Any vacancy in any office may be filled by the Managing Member;

(l)   Authorize an amendment to the Certificate consistent with the provisions of this Agreement; and

(m)   Approval and execution of all documents and agreements, and the exercise of all rights and remedies, of the Company in connection with the foregoing.

6.3   Limitations on Authority.

(a)   The Managing Member may take an action or execute an agreement, instrument or document for any transaction not "in the ordinary course or usual way of business or affairs" only in accordance with the power set forth in this Agreement, subject to the limitations set forth in this Agreement. For purposes of this Agreement, actions and/or transactions "in the ordinary course or usual way of business or affairs" will include, but not be limited to, the exercise by the Managing Member of its authority as specified in **Section 6.2**, except as expressly prohibited or limited by **Sections 6.3(b)** or **(c)** or elsewhere in this Agreement, and the Members hereby approve of such actions and/or transactions and agree that they may be taken by the Managing Member without obtaining any further approval of the Members. No Managing Member will have the right to delegate to any Person (other than an appropriate officer or employee of the Company) any of the Managing Member's rights or powers to manage or control the business and affairs of the Company, except as approved by a Majority in Interest.

(b)   The Company, through the Managing Member or otherwise, will not do any of the following without the prior written consent of a Majority in Interest:

    (1)   Acquire any Units by redemption or otherwise.

    (2)   Merge, consolidate or do an equity exchange with any other entity, re-domesticate, or convert into another form of entity.

    (3)   Sell or otherwise dispose of all or substantially all of the Company's assets, except as permitted pursuant to **Section 6.2(f)**.

    (4)   Authorize an amendment to the Certificate that is not consistent with the provisions of this Agreement.

(c)   The Company, through the Managing Member, a Majority in Interest or otherwise, will not (i) acquire any assets from any Member or Managing Member or affiliate of a Member or Managing Member unless the assets are required by the Company for the Business and the acquisition terms are at least as favorable to the Company as would be available from nonaffiliated third parties, (ii) sell any assets to any Member or Managing Member or affiliate of a Member or Managing Member unless the terms of such sale are at least as favorable to the Company as would be available from nonaffiliated third parties, or (iii) enter into any services contract with a Member or Managing Member or affiliate of a Member or Managing Member unless the terms thereof are comparable to terms generally prevailing for similar arrangements with unaffiliated third parties.

6.4   Compensation; Reimbursements.

(a)   Except as provided in **subsection (b)** below or as approved by the Managing Member in good faith, no Managing Member, Member or affiliate of a Member or Managing Member will be entitled to compensation from the Company for any services the officer, Managing Member, Member or affiliate may render to or for the Company. Except as otherwise expressly provided in this Agreement, the Managing Member and each Member will be entitled to reimbursement from the Company for all reasonable and documented direct out-of-pocket expenses incurred at the request or direction of the Managing Member on behalf of the Company as contemplated in this Agreement; provided, however, the Managing Member shall not be entitled to reimbursement of its general operating expenses and other general and administrative expenses.

(b)   The provisions of this Section will not prohibit the Company from entering into an agreement with a Member, the Managing Member or an officer, director, employee, owner or other affiliate of a Member or Managing Member for such Person to render specific services to the Company and to receive reasonable compensation for such services as approved in good faith by both the Managing Member, and by a Majority in Interest.

(c)   Any compensation paid to a Member or a Managing Member who is also a Member for its services as a Member or Managing Member will be treated as a "guaranteed payment" under Code Section 707(c).

6.5   Other Business Ventures; Confidentiality.

(a)   Subject to subsection (b) below, (i) any Member or Managing Member and its affiliates may engage in or possess an interest in other business ventures of every nature and description, independently or with others, whether or not similar to or in competition with the business of the Company, and neither the Company, the Managing Member nor the Members will have, by virtue of this Agreement or any law, any right in or to such other real property or business ventures or to any ownership or other interest in or the income or profits derived therefrom, and (ii) no Managing Member or Member will be obligated to present any particular investment or business opportunity to the Company even if such opportunity is of a character which, if presented to the Company, could be taken by the Company, and each Managing Member and Member will have the right to take for its own account and with others or to recommend to others any such opportunity.

(b)   All non-public and other confidential information regarding the Company, the Managing Member and Members will be treated with confidentiality by the Company, the Managing Member and the Members, and will not be disclosed by the Company, the Managing Member or the Members to third parties (other than as necessary in the ordinary course of and to further the Business) without the prior written consent of the Managing Member and a Majority in Interest; provided, however, the Company, the Managing Member and the Members may disclose such information to their respective attorneys, accountants and other professional advisors who have a need for such information provided that such persons are informed of the confidential nature of the information and are directed to maintain the confidentiality thereof. The confidentiality obligations of each Member will survive any termination of the membership of such Member in the Company. The confidentiality obligations of the Managing Member will survive any termination of such status.

SECTION 7
LIABILITY AND INDEMNIFICATION

7.7   Limitation of Liability. To the extent permitted by law, a Managing Member, a Member and their respective Designated Representatives, officers, directors, partners, trustees, members, managers, employees and agents (each a "<u>Covered Person</u>") will not be liable for damages or otherwise to the Company or any Member for any act, omission or error in judgment performed, omitted or made by it or them in good faith and in a manner reasonably believed by it or them to be within the scope of authority granted to it or them by this Agreement and in the best interests of the Company, provided that such act, omission or error in judgment does not constitute bad faith, fraud, gross negligence or willful misconduct. A Covered Person will be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, Income, Losses or Available Cash or any other facts pertinent to the existence and amount of assets from which distributions to Members

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might properly be paid. To the extent permitted by law, a Covered Person shall have no fiduciary obligations or liability to the Company or to any Members with respect to any decisions or actions that the Covered Person may make or take in any capacity with respect to the Company.

    7.2   Indemnification. The Company will indemnify each Covered Person to the fullest extent permitted by the Act, but such indemnity will not extend to any conduct by the party seeking indemnification that is determined by a court of competent jurisdiction to constitute bad faith, fraud, gross negligence or willful misconduct. Any indemnity under this **Section 7.2** will be paid from, and only to the extent of, Company assets and no Member will have any personal liability on account thereof.

    7.3   Expenses. To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding relating to the Company will, from time to time, be advanced by the Company before the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it is determined that the Covered Person is not entitled to be indemnified as authorized in this **Section 7**.

    7.4   No Application to Independent Contractor Status. The provisions of this **Section 7** will not apply to any services or acts of a Member or Managing Member as an independent contractor of the Company (except the acts of a Managing Member and its Covered Persons in the capacity of manager of the Company).

    7.5   Insurance. The Company may purchase and maintain insurance on behalf of the Covered Persons against insurable liabilities asserted against them and incurred by them in such capacity, or arising out of their status as a Covered Person, whether or not the Company is obligated to indemnify them against such liabilities under this **Section 7**.


SECTION 8
ACCOUNTING AND BANK ACCOUNTS


    8.1   Fiscal Year and Accounting Method. The fiscal year and taxable year of the Company will be as designated by the Managing Member in accordance with the Code. The Managing Member will determine the accounting method to be used by the Company.

    8.2   Books and Records. The books and records of the Company will be maintained at the principal office of the Company. Each Member (or such Member's designated agent or representative) will have the right, during ordinary business hours and upon reasonable advance written notice stating the purpose for which the information is sought, to inspect and copy (at such Member's own expense) the following books and records of the Company (other than those containing trade secrets or similar confidential information) for any purpose reasonably related to the Member's Units:

    (a)   Copies of the Company's federal, state and local income tax returns;

    (b)   Current list of names and addresses of the Managing Member, the Members and Assignees;

(c)   Copies of the Certificate and this Agreement, all amendments thereto, and copies of any written powers of attorney used to execute any of the foregoing;

(d)   Copies of financial statements of the Company for the three most recent years.

(e)   Information regarding the amount, description and value of Capital Contributions made or agreed to be made by each Member; and

(f)   Any other information regarding the financial condition and affairs of the Company that is just and reasonable.

8.3   Financial Reports. Within 30 days after the end of each fiscal quarter of the Company, the Company will cause to be prepared financial statements for the Company as of the end of such period. The year-end financial statements will be reviewed by a firm of independent certified public accountants and will be made available to the Members within 90 days after the end of the year.

8.4   Taxation as Partnership. The Company will be treated as a "partnership" for Federal and state income tax purposes. All provisions of this Agreement and the Certificate will be construed and applied so as to preserve that tax status.

8.5   Tax Returns and Elections; Tax Matters Partner.

(a)   The Company will cause to be prepared and timely filed all federal, state and local income tax returns or other returns or statements required by applicable law. The Company will claim all deductions and make such elections for federal or state income tax purposes which the Managing Member reasonably believes will produce the most favorable tax results for the Members.

(b)   Robert Allen is hereby designated as, and hereby accepts the position of, the Company's "Tax Matters Partner," as defined in the Code. The Tax Matters Partner is hereby authorized and empowered to act for and represent the Company and each of the Members before the Internal Revenue Service in any audit or examination of any Company tax return and before any court selected by the Tax Matters Partner for judicial review of any adjustment assessed by the Internal Revenue Service; provided that, the Tax Matters Partner will take commercially reasonable steps to provide to the Members and Managing Member prior written notice of any such audit or examination, and to inform the Members and Managing Member of the progress with respect to any such audit or examination. Each of the Members consents to and agrees to become bound by all actions of the Tax Matters Partner, including any contest, settlement or other action or position which the Tax Matters Partner may deem proper under the circumstances. The Members specifically acknowledge, without limiting the general applicability of this Section, that the Tax Matters Partner will not be liable, responsible or accountable in damages or otherwise to the Company or any Member with respect to any action taken by it in its capacity as a Tax Matters Partner, except for bad faith, fraud, gross negligence, willful misconduct or breach of fiduciary duty. All reasonable out-of-pocket expenses incurred by the Tax Matters Partner in such capacity will be considered expenses of the Company for which the Tax Matters Partner will be entitled to full reimbursement.

8.6   Section 754 Election. In the event a distribution of Company assets occurs which satisfies the provisions of Code Section 734 or in the event a transfer of a Unit occurs which satisfies the provisions of Code Section 743, the Company will elect (but only if approved by the Managing Member), in accordance with Code Section 754, to adjust the basis of the Company's property to the extent allowed by such Section 734 or 743 and will cause such adjustments to be made and maintained. Any additional accounting expenses incurred by the Company in connection with making or maintaining any such basis adjustment will be reimbursed to the Company from time to time by the distributee or transferee who benefits from the making and maintenance of such basis adjustment. Each Member will provide the Company with such information and such other cooperation as may be necessary to receive from such Member in order for such election to be made and affected.

8.7   Bank Accounts. All funds of the Company will be deposited in a separate bank, money market or similar account(s) approved by the Managing Member and in the Company's name. Withdrawals (by check or otherwise) therefrom will be made only by the signature of persons authorized by the Managing Member to do so.

SECTION 9
TRANSFERS OF INTERESTS

9.1   General Restrictions. No Member may Transfer all or any part of such Member's Units (including any Distribution and Allocation rights associated with such Units), except (i) as otherwise expressly permitted in this Agreement, or (ii) with the written consent of the Managing Member. Any purported Transfer of all or any part of a Unit in violation of the terms of this Agreement (an "Unauthorized Transfer") will be void and of no effect whatsoever; provided, however, that if the Company is required under the Act or other applicable law to recognize an Unauthorized Transfer, the Person to whom such Unit is Transferred will have only the rights of an Assignee with respect to the Transferred Unit and any Distributions with respect to such Transferred Unit may be applied (without limiting any other legal or equitable rights of the Company) towards the satisfaction of any debts, obligations or liabilities for damages that the transferor or transferee of such Unit may have to the Company. A permitted Transfer will be effective as of the date specified in the instruments relating thereto. Any assignee desiring to make a further Transfer will be subject to all of the provisions of this **Section 9** to the same extent and in the same manner as any other Member desiring to make any Transfer.

9.2   Permitted Economic Transfers. Each Member will have the right to Transfer all or part of the Distribution and/or Allocation rights (collectively, "**Economic Rights**") of the Member's Unit (but not to designate such Assignee as a Substitute Member, except in accordance with **Section 9.3 below**), by a written instrument, provided that:

(a)   the Transfer would not result in the "termination" of the Company in accordance with Code Section 708;

(b)   except as provided below, the Managing Member has consented in writing to such Transfer and Assignee;

(c)   no permitted Transfer to a minor or incompetent will be made other than in trust for the benefit of such person or in custodianship under the Uniform Transfers to Minors Act or similar legislation;

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(d)   the Assignee agrees in writing that the assigned Units remain subject to all of the terms of this Agreement and may not be further Transferred except in compliance with this Agreement; and

(e)   if required by the Company, the Company receives an opinion of counsel (which counsel and opinion will be satisfactory to the Company's counsel) to the effect that registration of the Units being Transferred is not required under the federal and applicable state securities laws in connection with such Transfer.

Notwithstanding the foregoing, the following Transfers of Units (or any portion of Economic Rights with respect thereto) will not require the consent under clause (b) above as long as the Transfers comply with clauses (a), (c), (d) and (e) above:

(i)   Transfers of Units (or any portion of Economic Rights with respect thereto) by bequest or intestacy upon the death of an individual who is a Member so long as such Transfer is to or for the benefit of the deceased Member's spouse and/or lineal descendants;

(ii)   Transfers of Units (or any portion of Economic Rights with respect thereto) (A) to a revocable trust of which the Member is the grantor, the trustee and the primary beneficiary during the Member's lifetime, (B) from such revocable trust to the original Member, and (C) from such trust to the original Member's spouse and/or lineal descendants upon the death of the original Member;

9.3   Substitute Members. No Assignee of all or part of a Member's Unit or any Economic Rights therein will become a "**Substitute Member**" in place of the assignor and with all of the rights of the assignor as a Member unless and until:

(a)   The Transfer complies with the provisions of **Section 9.2**.

(b)   The assignor Member (if living) states that such assignor Member intends for the Assignee to be admitted as a Substitute Member of the Company in the instrument of assignment;

(c)   The assignee has executed an instrument accepting and adopting the terms and provisions of this Agreement as a Member;

(d)   The assignor or assignee has paid all reasonable expenses of the Company in connection with the admission of the assignee as a Substitute Member; and

(e)   The Managing Member has consented in writing to such assignee becoming a Substitute Member, which consent may be withheld for any or no reason.

Upon satisfaction of all of the foregoing conditions with respect to a particular Assignee, the Managing Member will cause this Agreement (including **Schedule A**) to be duly amended to reflect the admission of the Assignee as a Substitute Member.

9.4   Effect of Admission as a Substitute Member. Unless and until admitted as a Substitute Member in accordance with **Section 9.3**, a permitted transferee of all or a part of a

Member's Unit is only an Assignee, is not a Member and will not be entitled to exercise any of the governance (if applicable) or other rights or powers of a Member in the Company, including, without limitation, the right to vote (if applicable), grant approvals or give consents with respect to such Unit (if applicable), the right to receive any notices provided under this Agreement. Notwithstanding, the Assignee will have the right to any information or accounting of the Company's business provided to the Members, and the right to inspect the Company's books and records. Such Assignee will only be entitled to receive the specific Economic Rights Transferred to the Assignee to which the assignor would otherwise be entitled to receive. A permitted Assignee who has become a Substitute Member has, to the extent of the Unit transferred to such Assignee, all the rights and powers of the Person for whom such Assignee is substituted as the Member and is subject to the restrictions and liabilities of a Member under this Agreement and the Act. Upon any transfer of a Unit (or any portion of Economic Rights with respect thereto) by a Member, such assignor will cease to be a Member of the Company with respect to such transferred Unit.

9.5 **Additional Members; Additional Capital Contributions**. Additional Members (as distinguished from Substitute Members) (including additional Capital Contributions from existing Members) may be admitted to the Company only by the Managing Member. Upon any such admission, the Managing Member will (i) determine in good faith the Fair Value of the Capital Contribution being made in relation to the then Fair Value of the Company, and the number and type of Units to be held by the contributing Members for such Capital Contribution on a prospective basis, and (ii) appropriately adjust the Distribution and Allocation rights and, if applicable, the Capital Accounts of all of the then existing Members on a prospective basis.

9.6 **Withdrawal of a Member**. No Member will have the right or power, and no Member will attempt, to Withdraw from the Company. No Assignee will have the right or power to Withdraw from the Company. Any act or purported act of a Member or Assignee in violation of this Section will be void and of no effect.

SECTION 10
DISSOLUTION AND TERMINATION

10.1 **Events Causing Dissolution**. The Company will be dissolved upon the first to occur of the following events:

(a) The approval of the Managing Member and a Majority in Interest of the Members to dissolve;

(b) The sale of all or substantially all the Property; or

(c) Any other event causing a dissolution of the Company under the Act.

10.2 **Effect of Dissolution**. Except as otherwise provided in this Agreement, upon the dissolution of the Company, the Managing Member and the Company will take such actions as may be required in accordance with the Act and will proceed to wind up, liquidate and terminate the business and affairs of the Company. In connection with such winding up, the Managing Member will have the authority to liquidate and reduce to cash (to the extent necessary or appropriate) the assets of the Company as promptly as is consistent with obtaining a fair and reasonable value for such assets, to apply and distribute the proceeds of such liquidation and any remaining assets in accordance with the order of priority set forth in **Section 4.2**, and to do any and all acts and things authorized by, and in accordance with, the Act and other applicable laws for the purpose of winding up and liquidation.

SECTION 11
MISCELLANEOUS

11.1   Title to Assets. Title to the Property and all other assets acquired by the Company will be held in the name of the Company. No Member will individually have any ownership interest or rights in the Property or any other assets of the Company, except indirectly by virtue of such Member's ownership of a Unit. No Member will have any right to seek or obtain a partition of the Property or other assets of the Company, nor will any Member have the right to any specific assets of the Company upon the liquidation of or any distribution from the Company.

11.2   Nature of Unit in the Company. A Member's Unit will be personal property for all purposes.

11.3   Organizational Expenses.   With the approval of the Managing Member, the Company will directly pay or reimburse the Common Members or give them credit toward their initial Capital Contributions for the direct out-of-pocket expenses incurred by them on behalf of the Company in connection with the creation and formation of the Company (including, without limitation, the preparation of the Certificate and this Agreement).

11.4   Powers of Attorney. Each power of attorney granted by each Member under this Agreement is a durable power of attorney, is coupled with an interest, is irrevocable, and will survive the incapacity, dissolution, termination or bankruptcy of the Member and/or the Transfer by the Member of all or part of such Member's Unit.

11.5   Notices. Except for the notices required by **Section 5.4**, which will be governed by that section, any notice, demand, request, call, offer or other communication required or permitted to be given by this Agreement or by the Act will be sufficient if in writing and if hand delivered or sent by mail to the address of the Member as it appears on the records of the Company. All mailed notices will be deemed delivered when deposited in the United States mail, postage prepaid.

11.6   Waiver of Default. No consent or waiver, express or implied, by the Company or a Member with respect to any breach or default by another Member hereunder will be deemed or construed to be a consent or waiver with respect to any other breach or default by such Member of the same provision or any other provision of this Agreement. Failure on the part of the Company or a Member to complain of any act or failure to act of another Member or to declare such other Member in default will not be deemed or constitute a waiver by the Company or the Member of any rights hereunder.

11.7   No Third Party Rights. None of the provisions contained in this Agreement will be for the benefit of or enforceable by any third parties, including, without limitation, creditors of the Company.

11.8   Set-Off. Without limiting any other right the Company may have, the Company, in its sole discretion, may set off against any amounts due a Member from the Company any and all liquidated amounts then or thereafter owed to the Company by the Member in any capacity, whether or not such amount or the obligations to pay such amount owed by the Member is then due.

11.9   Entire Agreement; Amendment.

(a)   This Agreement (together with the Certificate and any other agreements referenced herein) contains the entire agreement between the Members, in such capacity, relative to the formation, operation and continuation of the Company.

(b)   This Agreement may be modified or amended, and any provision hereof may be waived, by written consent signed by Members holding an aggregate of more than 67% of the Voting Percentage held by all Members, and any such modification, amendment or waiver will be binding on all parties hereto; provided, that amendments to this Agreement which do not materially adversely affect the Members or the Company may be made, from time to time, by the Managing Member, without the foregoing approval, to (i) amend any provision of this Agreement to comply with the requirements of any applicable law, (ii) cure any ambiguity, or to correct any clerical mistake or to correct or supplement any provision in this Agreement or in the Certificate which may be inconsistent with any other provision herein or therein, or correct any printing, stenographic or clerical errors or omissions herein or therein, or (iii) change the name of the Company; provided further, that no amendment will (w) other than as provided in clause (ii) of this subsection (b) or as otherwise provided in **Section 9.5** or any other Section of this Agreement, make any material adverse change in the rights of any Member hereunder or in the Allocations or Distributions to be made hereunder with respect to such Member's Unit, which amendment would unfairly discriminate against one or more Members, without the written consent of each Member so adversely affected, (x) increase the responsibility of any Member for any expenditures, obligations or liabilities beyond that set forth in this Agreement without the written consent of each Member so affected, (y) except as otherwise provided in **Section 9.5** or any other Section of this Agreement, change the voting percentages/approval rights of the Members (the "Required Interest") necessary for any approval required hereunder to the taking of an action unless such amendment is approved by Members who then hold voting percentages/approval rights equal to or in excess of the Required Interest for the subject of such proposed amendment, or (z) other than as provided in clause (ii) of this subsection (b) or **Section 9.5** or any other Section of this Agreement, amend this Section without the approval of each adversely affected Member.

11.10   Severability.   In the event any provision of this Agreement is held to be illegal, invalid or unenforceable to any extent, the legality, validity and enforceability of the remainder of this Agreement will not be affected thereby and will remain in full force and effect and will be enforced to the greatest extent permitted by law.

11.11   Binding Agreement.   Subject to the restrictions on the disposition of Units herein contained, the provisions of this Agreement will be binding upon, and inure to the benefit of, the parties hereto and their respective heirs, personal representatives, successors and permitted assigns.

11.12   Headings.   The headings of the articles and sections of this Agreement are for convenience only and will not be considered in construing or interpreting any of the terms or provisions hereof.

11.13   Counterparts.   This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which will constitute one agreement that binds all of the parties hereto, notwithstanding that all parties are not signatories to the same

22

counterpart. This Agreement may be delivered by facsimile transmission or by scanned e-mail transmission. This Agreement will be considered to have been executed by a person if there exists a photocopy, facsimile copy, or a photocopy of a facsimile copy of an original hereof or of a counterpart hereof which has been signed by such person. Any photocopy, facsimile copy, or photocopy of facsimile copy of this Agreement or a counterpart hereof will be admissible into evidence in any proceeding as though the same were an original.

11.14 Representations.

(a)   Each Member hereby represents to the Company and each other Member that: (i) if an entity, the Member is duly organized, validly existing and in good standing under the laws of its state of formation, (ii) the execution, delivery and performance of this Agreement has been duly authorized by all necessary and appropriate action, (iii) this Agreement constitutes a valid and binding obligation of the Member, enforceable against it in accordance with the terms hereof, and (iv) the Unit is being acquired by the Member (A) solely for investment for the Member's own account and not as nominee or agent or otherwise on behalf of any other Person, and (B) not with a view to or with any present intention to reoffer, resell, fractionalize, assign, grant any participation interest in, or otherwise distribute the Unit.

(b)   Each Member agrees to indemnify and hold harmless the Company and each of the other Members from and against any and all damage, loss, liability, cost and expense (including reasonable attorneys' fees) which any of them may incur as a result of the failure of any representation by the indemnifying Member to be accurate.

11.15 Governing Law and Agreement Supersedes Act.
This Agreement will be governed by and construed in accordance with the laws of the State of Michigan. The provisions of this Agreement will supersede and control over any and all provisions of the Act to the contrary, to the maximum extent permitted by the Act.

11.16 Dispute Resolution.
To the extent feasible, the parties desire to resolve any controversies or claims arising out of or relating to this Agreement through discussions and negotiations between each other. All parties agree to attempt to resolve any disputes, controversies or claims arising out of or relating to this Agreement by face-to-face negotiation with the other party. If, after good faith discussions, such controversies or claims cannot be resolved solely between the parties, the parties may agree upon any type of formal or informal dispute resolution that is feasible under the circumstances, including referral of any such dispute, controversy or claim to any third party for resolution.

11.17 WAIVER OF JURY TRIAL.
THE COMPANY, MANAGING MEMBER AND THE MEMBERS HEREBY KNOWINGLY, IRREVOCABLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHTS EACH MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, PROCEEDING, COUNTERCLAIM OR DEFENSE BASED ON THIS AGREEMENT, OR ARISING OUT OF, UNDER OR IN ANY WAY CONNECTED TO THIS AGREEMENT OR THE COMPANY, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF ANY PARTY HERETO RELATING TO THE COMPANY OR THIS AGREEMENT.

11.18 **Agreement Drafted by Counsel to Managing Member.** Each Member and the Managing Member acknowledges that counsel for the Company, has prepared the Certificate and this Agreement on behalf of and in the course of its representation of the Company and not as counsel for any Member or the Managing Member, (ii) each Member and the Managing Member has been advised of potential conflicts of interest that may exist, now or in the future, between such Member or the Managing Member and those of the Company and the other Members or the Managing Member, and (iii) the Members and the Managing Member have been advised to seek independent counsel.

[Remainder of page left blank intentionally]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

THE COMPANY: **THE MANAGING MEMBER:**

LUMA RESOURCES, LLC   ROBERT ALLEN
dba LUMA SOLAR

By: _Robert Allen_____   By: _Robert Allen_____
Name: Robert Allen   Name: Robert Allen
Title: Managing Member   Title: Managing Member

COMMON MEMBER:

Signature:_____

Printed Name: _____

CLASS A MEMBER:

Signature:_____

Printed Name:_____

SCHEDULE A

LIST OF CLASS A UNIT HOLDERS
(___/___/2023)

Member	Designated Representative	Capital Contributions	No. of Class A Units	Class A Percentage	Voting Percentage
		$		%	%
		$		%	%
		$		%	%
		$		%	%
		$		%	%
		$		%	%
		$		%	%
		$		%	%
		$		%	%
TOTALS	N/A	$		100.00%	100.00%

SCHEDULE A

LIST OF COMMON UNIT HOLDERS
(02/01/2023)

Member	Designated Rep.	Capital Contribution	# of Units	% of Total Common Units
Von Acker Associates	Wim Von Acker	$625,000	500.00	5.00%
Robert Conrad	n/a	$50,000	40.00	0.40%
Dave Clark	n/a	$50,000	40.00	0.40%
Steve Templeton	n/a	$100,000	80.00	0.80%
BB Logistics	Brad Bedell	$250,000	200.00	2.00%
Robert Allen	n/a	$0	4,570.00	45.70%
Gary Allen	n/a	$0	4,490.00	44.90%
Robert Allen	n/a	$100,000	80.00	0.80%

SCHEDULE C

CLASS A UNIT CERTIFICATE

LUMA RESOURCES, LLC

(a Michigan limited liability company)
dba Luma Solar

Certificate
No.: P-__ **_________ Class A Units**

This certifies that ____ is the registered holder of ________________________________ (______________) Class A Units of Luma Resources, LLC, a Michigan limited liability company (the "**Company**"), transferable only on the books of the Company by the holder hereof in compliance with all applicable transfer provisions set forth in the Limited Liability Company Agreement of the Company, as amended.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. THE SECURITIES MAY NOT BE SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED, EXCEPT UPON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO COUNSEL FOR THE COMPANY THAT REGISTRATION IS NOT REQUIRED FOR SUCH TRANSFER TO BE IN COMPLIANCE WITH THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS.

In Witness Whereof, the Company has caused this Unit Certificate to be signed by its duly authorized representative(s) this _____ day of __________________, 2023.

Luma Resources, LLC

By: Robert Allen, Managing Member

By:______________________________
Name:_________________________
Title:__________________________

SCHEDULE C

COMMON UNIT CERTIFICATE

LUMA RESOURCES, LLC

(a Michigan limited liability company)
dba Luma Solar

Certificate
No.: C-__ **_________ Common Units**

This certifies that ____ is the registered holder of ________________________________ (______________) Common Units of Luma Resources, LLC, a Michigan limited liability company (the "**Company**"), transferable only on the books of the Company by the holder hereof in compliance with all applicable transfer provisions set forth in the Limited Liability Company Agreement of the Company, as amended.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. THE SECURITIES MAY NOT BE SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED, EXCEPT UPON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO COUNSEL FOR THE COMPANY THAT REGISTRATION IS NOT REQUIRED FOR SUCH TRANSFER TO BE IN COMPLIANCE WITH THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS.

In Witness Whereof, the Company has caused this Unit Certificate to be signed by its duly authorized representative(s) this _____ day of __________________, 2022.

Luma Resources, LLC

By: Robert Allen, Managing Member

By:______________________________
Name:_________________________
Title:__________________________